

東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)



05007552

18th April, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
<u>Under the Securities Exchange Act of 1934 (the "Act")</u>

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of the announcement dated 15th April, 2005 in respect of the final results of the Company for the year ended 31st December, 2004.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED



PROCESSED
MAY 0 4 2005
THOMSON
FINANCIAL

Eva Siu
Company Secretary
Encl.



香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F, CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL: 2613 6363 FAX: 2581 9823



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：230)

截至二零零四年十二月三十一日止年度業績公佈

財務摘要

	二零零四年 千港元	二零零三年 千港元	變動百分比
營業額	86,605	160,941	-46%
股東應佔溢利／(虧損)	84,614	(35,739)	不適用
股東資金	561,165	474,707	18%
資產總值	735,453	777,002	-5%
負債總值	170,671	271,517	-37%
每股盈利／(虧損)(港仙)	10.96	(4.63)	不適用

財務業績

東方有色集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈本公司及其附屬公司(「本集團」)截至二零零四年十二月三十一日止年度之經審核綜合業績連同二零零三年之比較數字如下：

綜合損益表

	附註	二零零四年 千港元	二零零三年 千港元
營業額	2	86,605	160,941
銷售成本		(42,830)	(122,140)
毛利		43,775	38,801
其他收入		2,383	4,501
分銷費用		(12,370)	(11,432)
行政開支		(30,770)	(78,832)
其他經營開支		(2,930)	(4,593)
發展中物業撥備		(25,000)	(11,276)
投資物業重估收益／(虧損)		23,033	(8,250)
不合併附屬公司之收益	3	78,707	38,747
撥回銀行擔保撥備		10,148	–
經營溢利／(虧損)	4	86,976	(32,334)
財務成本		(1,385)	(4,860)
除稅前溢利／(虧損)		85,591	(37,194)
稅項	5	(977)	(95)
除稅後溢利／(虧損)		84,614	(37,289)
少數股東權益		–	1,550
股東應佔溢利／(虧損)		84,614	(35,739)
股息	6	–	–
每股基本盈利／(虧損)(港仙)	7	10.96	(4.63)

附註：

1. **編製基準**

   本集團之賬目乃按照香港普遍採納之會計原則編製，並符合香港會計師公會(「香港會計師公會」)頒佈之會計準則編撰。除若干物業及證券投資以公平值列賬外，本集團之賬目乃以歷史成本常規法編撰。

   香港會計師公會頒佈了若干全新及經修訂之香港財務報告準則及香港會計準則(「新香港財務報告準則」)，其於二零零五年一月一日或以後開始之會計期間生效。本集團並未於截至二零零四年十二月三十一日止年度之財務報表提早採納該等新香港財務報告準則。本集團已開始評估該等新香港財務報告準則所帶來之影響，但現時仍未能確定該等新香港財務報告準則會否對其經營業績及財務狀況構成重大影響。

2. **分類資料**

   (a) 主要報告方式－業務分類

   按照本集團之內部財務報告，本集團已決定以業務分類作為主要報告方式。因此，本集團已將其業務分為以下類別：

   專業建築合約：　設計及安裝玻璃幕牆及鋁窗，提供建築項目管理服務及其他與建築工程相關之合約業務。

   製造及貿易：　潤滑油及化工產品、木門及防火材料製造及貿易。

   物業租賃：　從出租物業賺取租金收入，並就長遠而言，自物業升值中獲取收益。

   物業發展：　發展住宅及商用物業。

   證券投資及買賣：　買賣及投資證券。

   業務單位間之銷售乃按當時市價計算。

   分類營業額及業績

	專業建築合約 二零零四年 千港元	專業建築合約 二零零三年 千港元	製造及貿易 二零零四年 千港元	製造及貿易 二零零三年 千港元	物業租賃 二零零四年 千港元	物業租賃 二零零三年 千港元	物業發展 二零零四年 千港元	物業發展 二零零三年 千港元	證券投資及買賣 二零零四年 千港元	證券投資及買賣 二零零三年 千港元	[illegible] 二零零四年 千港元	[illegible] 二零零三年 千港元	綜合 二零零四年 千港元	綜合 二零零三年 千港元
收入														
對外客戶銷售	[illegible]	[illegible]	55,113	57,797	[illegible]	[illegible]	–	–	649	[illegible]	–	–	86,605	160,941
分類間銷售	–	–	–	1,119	–		–		–		–	[illegible]	–	
	[illegible]	[illegible]	55,113	58,916	[illegible]	[illegible]	–		649	[illegible]	–	[illegible]	86,605	160,941
業績														
分類業績	721	[illegible]	(754)	[illegible]	[illegible]	(4,451)	[illegible]	(10,934)	788	[illegible]	–		11,447	[illegible]
不合併附屬公司之收益													78,707	38,747
撥回銀行擔保撥備													10,148	
未分配之企業開支													(13,326)	[illegible]
經營溢利／(虧損)													86,976	(32,334)
財務成本													(1,385)	(4,860)
稅項													(977)	(95)
少數股東權益													–	1,550
股東應佔溢利／(虧損)													84,614	(35,739)

   (b) 次要報告方式－地區分類

   本集團業務遍佈全球，但主要於三個主要地區經營業務，除少部份收入來自東南亞國家外，香港及澳門及中華人民共和國(除香港及澳門以外)(「中國」)為本集團所有業務之主要市場。

   本集團之業務主要於三個地區經營：

   香港及澳門：　專業建築合約、製造及貿易、物業租賃及證券投資及買賣

   中國：　專業建築合約、製造及貿易、物業租賃及物業發展

   東南亞國家：　製造及貿易

   於呈列地區分類之資料時，銷售乃按客戶之地區位置為基準。

	香港及澳門 二零零四年 千港元	香港及澳門 二零零三年 千港元	中國 二零零四年 千港元	中國 二零零三年 千港元	東南亞國家 二零零四年 千港元	東南亞國家 二零零三年 千港元	綜合 二零零四年 千港元	綜合 二零零三年 千港元
對外銷售	16,483	98,446	69,765	62,213	357	282	86,605	160,941

3. **不合併附屬公司之收益**

	二零零四年 千港元	二零零三年 千港元
於不合併日之負債淨值	107,166	60,734
銀行擔保撥備	–	(10,148)
償還由本公司擔保的不合併附屬公司之負債	(28,459)	(11,839)
不合併附屬公司之收益	78,707	38,747

   於二零零四年八月十一日，香港高等法院頒令將本公司擁有51%權益之附屬公司多利加工程(集團)有限公司(「PEHL」)清盤。因此，本集團自二零零四年八月十一日起再沒有將PEHL及其附屬公司計入本集團之綜合賬目內。

4. **經營溢利／(虧損)**

   經營溢利／(虧損)經扣除／(計入)以下各項列賬：

	二零零四年 千港元	二零零三年 千港元
投資物業之租金及管理費收入總額	(10,620)	(10,826)
減：開支	2,185	2,039
	(8,435)	(8,787)
售出存貨成本	27,245	24,640
折舊		
自置固定資產	3,333	3,447
租賃固定資產	–	49
	3,333	3,496
減：撥充發展中物業之金額	(204)	(175)
	3,129	3,321
員工成本(不包括董事酬金)	29,609	36,847
呆壞賬(撥備撥回)／撥備(a)	(9,295)	2,000
向少數投資者收購權益轉讓之收益(b)	(3,051)	
商譽及負商譽攤銷	(3,954)	
重估買賣證券之未變現收益	(347)	(347)

   (a) 呆壞賬撥備撥回中包括一筆約3,603,000港元(二零零三年：2,162,000港元)由本公司向一間前居間控股公司中國有色金屬(香港)集團有限公司(「中國有色(香港)」)提供貸款之撥備撥回。中國有色(香港)之清盤人已於年內支付上述款項，作為向中國有色(香港)無抵押債權人派付之中期股息。

   (b) 於二零零四年四月二十九日，本集團以現金1港元之代價收購銀豐集團有限公司(「銀豐」，一間於英屬處女群島註冊成立之附屬公司)餘下48%股份權益。由於該項收購，銀豐由一間本公司擁有52%權益之附屬公司，變為本公司之全資附屬公司。此外，本集團亦支付1港元作為銀豐向少數投資者就轉讓銀豐之一間附屬公司欠其約3,051,000港元之債項權益予本集團之代價。

5. **稅項**

   由於本集團本年度並無估計應課稅溢利，故並無任何香港利得稅撥備(二零零三年：無)。海外溢利之稅項乃以本年度估計應課稅溢利按本集團經營業務所在國家之現行稅率計算。

   在綜合損益表扣除之稅項如下：

	二零零四年 千港元	二零零三年 千港元
香港利得稅		
過往年度超額撥備	–	(109)
海外稅項	977	157
撥回暫時差之遞延稅項	–	47
稅項支出	977	95

6. **股息**

   董事會不建議就截至二零零四年十二月三十一日止年度派發股息(二零零三年：無)。

7. **每股盈利／(虧損)**

   每股基本盈利／(虧損)乃按股東應佔綜合溢利約84,614,000港元(二零零三年：股東應佔綜合虧損約35,739,000港元)及年內已發行股份之加權平均數772,181,783股(二零零三年：772,181,783股)計算。

   由於年內並無存在具潛在攤薄影響之股份，故並無呈列每股攤薄盈利。

管理層討論及分析

業績概覽

本集團於二零零四年的綜合營業額約為86,600,000港元(二零零三年：160,900,000港元)，較上年度下降46%。

本集團於二零零四年的綜合淨利潤約為84,600,000港元(二零零三年綜合淨虧損：35,700,000港元)。由於較高毛利率的業務於本集團整體業務的比重增加，本集團於二零零四年的綜合毛利約43,800,000港元(二零零三年：38,800,000港元)，而綜合毛利率則由二零零三年的24%上升至51%。

本集團於回顧年度內的營業額有所下降，主要是由於本公司分別把數間表現未如理想的附屬公司進行清盤及股權重組，該等公司的業務因此而停頓或放緩，導致其合併於本集團的營業額大幅下降，但亦相對地減低該等公司對本集團業績的負面影響。再者，二零零四年錄得不合併附屬公司之收益約78,700,000港元(二零零三年：38,700,000港元)，加上隨著香港物業市場回穩而錄得投資物業重估收益，令本集團扭虧為盈。

本集團主要從事三類業務，分別為專業建築合約、製造及貿易以及物業發展和物業租賃。

經營回顧

甲、專業建築合約

在二零零四年，專業建築合約業務是本集團其中一項主營業務，營業額約為20,400,000港元(二零零三年：86,100,000港元)，較上年度下降76%，佔本集團綜合營業額24%(二零零三年：53%)。儘管如此，分類業績由二零零三年的虧損約38,200,000港元，改善至二零零四年的溢利約700,000港元。

該業務的營業額下跌及錄得分類溢利，主要由於業績不良及管理不善的PEHL及多利加工程有限公司(「多利加工程」)進行清盤，使該等公司的業績自二零零四年八月十一日起已不被合併於本集團的綜合賬目內。此外，其他從事專業建築合約業務的附屬公司，瑞和工程有限公司(「瑞和工程」)及瑞和工程(中國)有限公司(「瑞和中國」)已於二零零三年進行清盤，而銀豐及其附屬公司(統稱「銀豐集團」)亦在回顧年度內把資源集中於內部整固的工作，導致其對本集團的營業額貢獻大幅下降，但由於加強了管理層的監控，銀豐集團的整體虧損相應收窄。

(i) 瑞和集團工程有限公司及其附屬公司

瑞和工程及瑞和中國已於二零零三年九月被香港高等法院頒令清盤，並由清盤人接管。目前，清盤工作仍在進行中。本集團正致力追收此兩間公司及其少數股東所拖欠本集團的款項。

本集團已分別向瑞和中國的清盤人及另一獨立第三者購入其於上海金鋁瑞和裝飾工程有限公司(「上海金鋁」)90.39%及9.61%權益，而上海金鋁的業績從十月起已重新合併於本集團賬目中。上海金鋁主要從事玻璃幕牆設計及施工的業務，其業務並未因股權重組而受影響，並為此分類業務營業額的主要來源。

展望未來，隨著中國經濟穩步發展，加上二零零八年北京奧運、二零一零年上海世博及廣州亞運所帶來的商機，上海金鋁將不斷提高核心競爭力，以承攬更多的建築合約，為股東創造更好的回報。

(ii) 銀豐集團

由於銀豐集團於二零零四年上半年進行股權重組，而下半年則進行業務重組，故其在專業建築合約的業務的營業額於回顧年度明顯減少。虧損原因主要是營業額不足以應付如行政開支等之固定成本。

本集團在二零零四年四月收購了中互發展有限公司在銀豐所擁有的48%股權後，本集團在銀豐集團的實際權益已由52%增加至100%。此項收購令本集團取得了銀豐集團的全面控制權，使銀豐集團的經營與發展方針更能配合本集團的整體策略和發展方向。

本集團並於回顧年度內加強了對銀豐集團的管理監控，制定各項規章制度，有效地控制經營成本，為銀豐集團的未來發展打下了穩固的基礎。

銀豐集團的主要業務為生產與安裝「百開」品牌木門，其亦為防火噴塗及吸音隔熱噴塗的認可代理商及承建商。展望未來，銀豐集團將以門業為主，噴塗為輔。藉著內地經濟蓬勃發展、香港經濟逐漸回升、以及澳門博彩業興旺的大好時機，銀豐集團將積極拓展業務，並堅守良好管理準則，致力爭取穩定增長。

(iii) PEHL及其附屬公司(統稱「多利加集團」)

多利加集團於二零零四年在清盤前的營業額及分類虧損分別約為3,600,000港元(二零零三年：68,100,000港元)及600,000港元(二零零三年：24,000,000港元)。

於二零零四年六月十五日，PEHL的全資附屬公司多利加工程的董事會，已通過對該公司清盤。於二零零四年八月十一日，基於PEHL無法如期償還欠付本集團的款項，香港高等法院亦頒令將PEHL清盤。本集團除為履行擔保責任而已為多利加工程償還約28,500,000港元的銀行借款外，PEHL及多利加工程的清盤並未對本集團造成重大不良影響。

本集團正致力追收目前正在進行清盤的多利加工程和PEHL及其少數股東所拖欠本集團的款項。

(iv) 梟利有限公司(「梟利」)

二零零四年七月，本公司的間接全資附屬公司梟利與本公司的控股股東中國五礦香港控股有限公司的同系公司廣州天河東錦物業開發有限公司簽訂協議，為廣州天河金海大廈(「金海大廈」)開發項目提供建設項目管理服務。本集團於回顧年度錄得的項目管理收益約為7,600,000港元，分類溢利約6,500,000港元。

梟利自二零零四年七月起已全面展開了對金海大廈工程的項目管理。於回顧年度，梟利如期完成了主體結構驗收及為施工許可證延期，並恢復地盤正常施工及全面控制工程進度。

本集團預期可於二零零五年底完成金海大廈的全部建築安裝工程，並於二零零六年中完成總承包合同結算及全部項目管理工作。由於梟利中途接手項目的管理，因此，待清理的歷史遺留問題較多，工程監管工作難度頗大，梟利將繼續進行嚴格控制，以按計劃完成項目。

該項目管理協議除可為本集團創造豐厚的經濟效益外，更為本集團開創了建築工程項目管理顧問服務的業務，擴闊了專業建築合約業務整體的範疇和發展前景，與此同時，為本集團開發物業項目的研究和投資創造了更為有利的條件。

乙、製造及貿易

本集團於二零零四年在製造及貿易業務的營業額約為55,100,000港元(二零零三年：57,800,000港元)，較二零零三年下降5%，佔本集團二零零四年綜合營業額64%(二零零三年：36%)，並錄得分類虧損約800,000港元(二零零三年分類虧損：3,700,000港元)。

(i) 銀豐集團

銀豐集團在二零零四年度進行了股權及業務重組，引致其於製造及貿易業務只有微少的營業額貢獻，但卻改善了本集團於此業務的表現。(見上文「專業建築合約」部份有關銀豐集團的具體業務情況。)

(ii) 積架石油化工集團有限公司及其附屬公司(統稱「積架集團」)

積架集團的業務以從事中高檔工業潤滑油產品的加工、生產及分銷為主。積架集團在二零零四年成功開拓了較低檔次的產品，然而，由於石油價格波動，客戶需求轉趨審慎，加上市場競爭激烈，新推出較低檔次產品的毛利率亦較低，因此，積架集團的全年營業額只有輕微上升，而分類溢利則大幅下降。

積架集團在回顧年度內的營業額有89%來自中國，10%來自香港，而其餘則來自東南亞市場。積架集團在回顧年度內鞏固了華東及華中區域的分銷網絡，並且成功爭取了數家大型工業客戶。在華南方面，縱使面臨激烈的競爭，但因積架集團憑着用分銷網絡，故仍能於此區開拓新工業客戶。為了提高中至高檔產品的銷售，其亦進一步擴大英國「比斯」牌產品的市場佔有率，故此品牌的營業額較二零零三年有所上升。

在產品開發方面，積架集團於二零零四年年中成功獲得美國其中一間頂級墨錫潤滑品牌的全線產品於中國的總代理權，加強了積架集團在高檔產品市場的競爭優勢，藉着此品牌在華東地區開拓了更多汽車製造及重工業市場的商機。積架集團將致力實現規模經濟，降低產品成本，並拓寬銷售渠道，以增加市場佔有率及盈利。

丙、物業發展及物業租賃

本集團旗下物業發展項目主要包括位於中國的珠海海天花園(「海天花園」)項目，而物業租賃業務之營業額則主要來自位於香港的東方有色大廈之租金收入。

(i) 海天花園項目

本集團於二零零四年一月八日成功收購了由珠海鑫光集團股份有限公司持有珠海東方海天置業有限公司(「海天置業」)的20%股權，使海天置業正式成為本公司的全資附屬公司，令本集團擁有海天花園項目100%的權益。

[illegible]

海天花園項目已根據顧問研究報告的建議，被重新定位為「珠海新一代頂級海景豪宅」，並已完成了地下室結構工程，預期將於二零零五年下半年恢復上蓋工程的施工，於同年年底取得商品房預售許可證，正式推出市場發售。

港珠澳大橋及廣珠鐵路興建完成後將縮短珠海、港澳和內地西部的交通距離，配合珠海本身所具備的優秀自然環境資源和當地政府的推動，將吸引港澳及國內其他地區的人士在珠海置業。珠海新樓盤售價於二零零四年已有所提升，將有利於作為珠海物業市場中少數的高檔海景樓盤之一的海天花園的銷售。

(ii) 東方有色大廈及其他出租物業

物業租賃業務方面的營業額於回顧年度內輕微下調2%至約10,600,000港元(二零零三年：10,800,000港元)，佔本集團綜合營業額12%(二零零三年：7%)，下調的原因是二零零四年年中有部份單位因更新租約而空置。然而，由於經營改善及於回顧年度錄得投資物業重估收益約23,000,000港元(二零零三年重估虧損：8,300,000港元)，物業租賃業務由虧轉盈，並錄得分類溢利約30,700,000港元(二零零三年分類虧損：4,700,000港元)。

* 僅供識別

於二零零四年，東方有色大廈的平均出租率達92%（二零零三年：88%）。雖然本港的商業租賃市場於二零零四年下半年起呈現上升趨勢，但是由於目前該大廈部份的租約乃於過往兩年內簽訂，而部份租約的年期更長達三年，因此，本集團暫未能顯著受惠。二零零五年將有若干租約到期，本集團對維持現時的出租率持樂觀態度，並可望於二零零五年下半年逐步提高實質收入。

本集團已聘用知名的物業管理公司為該大廈提供專業的物業管理服務，過半數的租客為知名的跨國企業。未來本集團將會繼續致力提高該大廈的質素、形象及知名度，藉以提高收益。

丁、 其他業務

本集團投資的京域高速公路有限公司的主要附屬公司京冠高速公路有限公司（「京冠」）已於二零零零年六月份被清盤，由京冠擁有位於北京地區的四個收費公路項目權益亦已被出售。本集團將繼續跟進清盤情況，並通過各種途徑致力為本集團爭取最大的利益。

展望

展望未來，由於本集團已基本上完成了重組整頓的工作，清除了不良資產，保留了對本集團發展有利的項目和資產，為本集團穩步發展打下了堅實的基礎。「拓展業務，增加盈利」將成為今後的工作重點。憑藉本集團控股股東中國五礦集團公司在中國的雄厚實力及本集團立足香港的優勢，本集團將抓緊國內強勁的經濟增長，以及由二零零八年北京奧運、二零一零年上海世博及廣州亞運等帶來的大量商機，繼續以國內物業發展及專業建築合約為核心業務，積極於國內挑選和開拓具發展潛力的項目，透過投資、兼併或收購等方式擴大本集團的經營規模，進一步加強盈利能力，以回饋股東的支持。

本集團亦將致力發揮本集團附屬公司之間的互補優勢，提升各附屬公司的整體表現及盈利能力，按照以上的整體策略和發展方向，具體制定各附屬公司的經營與發展方針，為本集團的客戶提供更優質的產品和服務。同時，本集團將繼續完善企業管治，進一步增加本集團的透明度，注重企業發展戰略，招攬優秀的專才，建設正面的公司文化，塑造知名的優質企業品牌。

流動資金及財務資源

於二零零四年十二月三十一日，本集團之資本與負債比率（按借款總額與股東資金之比率）由二零零三年十二月三十一日的15%下降至8%。於二零零四年十二月三十一日，本集團之現金及銀行存款（不包括已抵押存款）約為120,800,000港元（二零零三年：199,300,000港元），其中56%、14%及30%分別以港元、人民幣及美元（二零零三年：46%、8%及30%）列值。

本集團透過各種方式獲得資金來源，以維持成本與其風險之間的平衡。於二零零四年十二月三十一日，除來自一般營運之資金外，本集團亦透過銀行借款及其他借款分別約36,400,000港元（二零零三年：66,700,000港元）及6,700,000港元（二零零三年：4,600,000港元）而獲得財務資源。所有借款均須於一年內償還。

於二零零四年十二月三十一日，以人民幣列值之借款約為44,700,000元人民幣（二零零三年：33,500,000元人民幣），餘下之銀行借款乃以港元列值。除了本集團獲授以港元列值之銀行借款乃按浮動利率計息外，本集團之所有借款皆按固定利率計息。於截至二零零四年十二月三十一日止年度，財務成本減少至約1,400,000港元（二零零三年：4,900,000港元）。

於二零零四年十二月三十一日，本集團之資本承擔約為29,500,000港元（二零零三年：145,800,000港元），用於發展中物業，並將由銀行借款及內部資金提供資金。

匯率浮動風險

本集團大部份交易均以港元、人民幣及美元列值。鑒於在截至二零零四年十二月三十一日止年度所面對之外匯風險甚微，故本集團並無安排有關對沖風險或其他措施。於二零零四年十二月三十一日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

於二零零四年十二月三十一日，本集團抵押一項賬面值約為215,000,000港元（二零零三年：195,000,000港元）之投資物業及約38,100,000港元（二零零三年：53,200,000港元）之定期銀行存款，作為本集團一般銀行信貸之抵押品。於截至二零零四年十二月三十一日止年度，本集團若干存貨乃以信託收據借款安排持有。

或然負債

於二零零四年十二月三十一日，本公司就若干現有附屬公司獲授之銀行信貸而向數間銀行提供之尚未解除之企業擔保約為21,600,000港元（二零零三年：54,900,000港元）。

僱員

於二零零四年十二月三十一日，本集團共聘用300名僱員（二零零三年：309名僱員）。年內，董事及本集團之僱員之酬金及福利總額約為35,200,000港元（二零零三年：43,100,000港元）。本集團之薪酬政策與市場慣例一致。

購股權計劃

本公司之購股權計劃（「該購股權計劃」）乃根據於二零零三年五月二十九日通過之決議案而採納，並自該日期起計有效十年。採納該購股權計劃之目的是認許及表揚合資格人士在以往曾經或日後可能不時對本集團作出之貢獻。該購股權計劃之詳情載於本公司二零零四年年報內。

於二零零四年十二月三十一日，根據該購股權計劃授出而尚未行使之購股權共20,900,000股。

暫停辦理股份過戶登記

本公司將由二零零五年五月二十日（星期五）起至二零零五年五月二十六日（星期四）止（包括首尾兩日）期間暫停辦理股份過戶登記手續。如欲出席本公司之股東週年大會，所有股票連同已填妥之過戶表格（附於股票背頁或分開遞交）最遲須於二零零五年五月十九日（星期四）下午四時正交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

最佳應用守則

本公司於截至二零零四年十二月三十一日止年度內已遵守截至二零零四年十二月三十一日止有效之香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載之最佳應用守則，惟本公司之獨立非執行董事並無明確任期，但須根據本公司之現行公司章程細則於本公司之股東週年大會上輪值退任及重選連任。

建議採納新的公司章程細則

於二零零四年十一月，香港聯合交易所有限公司（「聯交所」）對上市規則作出修訂，有關修訂自二零零五年一月一日起生效。在多項變動中，其中一項為採納《企業管治常規守則》（「該守則」）。該守則訂明良好企業管治之原則及分兩層次之建議，即守則條文及建議最佳常規。發行人（例如本公司）應遵守守則條文，但亦可選擇偏離守則條文行事，而建議最佳常規只屬指引。本公司將於合理可行及對本公司有利之情況下實行該守則之守則條文。因此，董事會建議對本公司之現行公司章程細則之若干規定作出下列變動：

(a) 所有為填補臨時空缺而獲委任之董事（不論是由董事會或股東於股東大會委任）必須在接受委任後之首次股東週年大會上接受股東選舉；及

(b) 於百慕達法例許可下，每名董事必須輪流退任，最少每三年一次。

董事會亦建議該守則之其他守則條文透過修訂本公司之內部企業管治指引予以實行。

此外，本公司之現行公司章程細則乃於一九九一年十一月採納，而自採納以來，曾多次被修訂。董事會認為，本公司宜採納新的公司章程細則，以反映該守則及上市規則之上述規定，並納入自一九九一年以來對公司章程細則作出之所有修訂。

建議採納新的公司章程細則須待本公司股東於二零零五年五月二十六日舉行之股東週年大會上批准後，方可作實。

審核委員會

本公司審核委員會之成員包括三名獨立非執行董事，分別為林濬先生、馬紹援先生及譚惠珠女士。審核委員會已與核數師審閱截至二零零四年十二月三十一日止年度之經審核賬目，並已就審計、內部監控及財務報告事宜（包括審閱本集團採納之會計慣例及原則）進行討論。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之任何上市證券。

於聯交所網站公佈進一步資料

本公司根據截至二零零四年三月三十日止有效之上市規則附錄16第45(1)至第45(3)段規定而須列載之財務及其他有關資料，將於適當時候在聯交所網站公佈。

承董事會命
董事總經理
王幸東

香港，二零零五年四月十五日
網址：http://www.onfem.com

於本公佈刊發日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：230)

截至二零零四年十二月三十一日止年度業績公佈

財務摘要	二零零四年 千港元	二零零三年 千港元	變動百份比
營業額	86,605	160,941	-46%
股東應佔溢利／(虧損)	84,614	(35,739)	不適用
股東資金	561,165	474,707	18%
資產總值	735,453	777,002	-5%
負債總值	170,671	271,517	-37%
每股盈利／(虧損)(港仙)	10.96	(4.63)	不適用

財務業績

東方有色集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈本公司及其附屬公司(「本集團」)截至二零零四年十二月三十一日止年度之經審核綜合業績連同二零零三年之比較數字如下：

綜合損益表

	附註	二零零四年 千港元	二零零三年 千港元
營業額	2	86,605	160,941
銷售成本		(42,830)	(122,140)
毛利		43,775	38,801
其他收入		2,383	4,501
分銷費用		(12,370)	(11,432)
行政開支		(30,770)	(78,832)
其他經營開支		(2,930)	(4,593)
發展中物業撥備		(25,000)	(11,276)
投資物業重估收益／(虧損)		23,033	(8,250)
不合併附屬公司之收益	3	78,707	38,747
撥回銀行擔保撥備		10,148	–
經營溢利／(虧損)	4	86,976	(32,334)
財務成本		(1,385)	(4,860)
除稅前溢利／(虧損)		85,591	(37,194)
稅項	5	(977)	(95)
除稅後溢利／(虧損)		84,614	(37,289)
少數股東權益		–	1,550
股東應佔溢利／(虧損)		84,614	(35,739)
股息	6	–	–
每股基本盈利／(虧損)(港仙)	7	10.96	(4.63)

附註：

1. **編製基準**

本集團之賬目乃按照香港普遍採納之會計原則編製，並符合香港會計師公會(「香港會計師公會」)頒佈之會計準則編撰。除若干物業及證券投資以公平值列賬外，本集團之賬目乃以歷史成本常規法編撰。

香港會計師公會頒佈了若干全新及經修訂之香港財務報告準則及香港會計準則(「新香港財務報告準則」)，其於二零零五年一月一日或以後開始之會計期間生效。本集團並未於截至二零零四年十二月三十一日止年度之財務報表提早採納該等新香港財務報告準則。本集團已開始評估該等新香港財務報告準則所帶來之影響，但現時仍未能確定該等新香港財務報告準則會否對其經營業績及財務狀況構成重大影響。

2. **分類資料**

(a) 主要報告方式－業務分類

按照本集團之內部財務報告，本集團已決定以業務分類作為主要報告方式。因此，本集團已將其業務分為以下類別：

專業建築合約：　設計及安裝玻璃幕牆及鋁窗、提供建築項目管理服務及其他與建築工程相關之合約業務。

製造及貿易：　潤滑油及化工產品、木門及防火材料製造及貿易。

物業租賃：　從出租物業賺取租金收入，並就長遠而言，自物業升值中獲取收益。

物業發展：　發展住宅及商用物業。

證券投資及買賣：　買賣及投資證券。

業務單位間之銷售乃按當時市價計算。

分類營業額及業績

	專業建築合約 二零零四年 千港元	專業建築合約 二零零三年 千港元	製造及貿易 二零零四年 千港元	製造及貿易 二零零三年 千港元	物業租賃 二零零四年 千港元	物業租賃 二零零三年 千港元	物業發展 二零零四年 千港元	物業發展 二零零三年 千港元	證券投資及買賣 二零零四年 千港元	證券投資及買賣 二零零三年 千港元	抵銷 二零零四年 千港元	抵銷 二零零三年 千港元	綜合 二零零四年 千港元	綜合 二零零三年 千港元
收入														
對外客戶銷售	20,421	[illegible]	55,115	[illegible]	10,620	10,826	–	–	449	4,262	–	–	86,605	160,941
分類間之銷售	–	–	–	1,139	–		–		–		–	(1,139)	–	
	20,421	[illegible]	55,115	[illegible]	10,620	10,826	–		449	4,262	–	(1,139)	86,605	160,941
業績														
分類業績	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	–		[illegible]	(51,140)
不合併附屬公司之收益													78,707	38,747
撥回銀行擔保撥備													10,148	
未分配之企業開支淨額													(13,326)	(19,941)
經營溢利／(虧損)													86,976	(32,334)
財務成本													(1,385)	(4,860)
稅項													(977)	(95)
少數股東權益													–	1,550
股東應佔溢利／(虧損)													84,614	(35,739)

(b) 次要報告方式－地區分類

本集團業務遍佈全球，但主要於三個經濟地區經營業務。除少部份收入來自東南亞國家外，香港及澳門及中華人民共和國(除香港及澳門以外)(「中國」)為本集團所有業務之主要市場。

本集團之業務主要於三個地區經營：

香港及澳門：　專業建築合約、製造及貿易、物業租賃及證券投資及買賣

中國：　專業建築合約、製造及貿易、物業租賃及物業發展

東南亞國家：　製造及貿易

於呈列地區分類之資料時，銷售乃按客戶之地區位置為基準。

	香港及澳門 二零零四年 千港元	香港及澳門 二零零三年 千港元	中國 二零零四年 千港元	中國 二零零三年 千港元	東南亞國家 二零零四年 千港元	東南亞國家 二零零三年 千港元	綜合 二零零四年 千港元	綜合 二零零三年 千港元
對外銷售	16,483	98,446	69,765	62,213	357	282	86,605	160,941

3. **不合併附屬公司之收益**

	二零零四年 千港元	二零零三年 千港元
於不合併日之負債淨值	107,166	60,734
銀行擔保撥備	–	(10,148)
償還由本公司擔保的不合併附屬公司之負債	(28,459)	(11,839)
不合併附屬公司之收益	78,707	38,747

於二零零四年八月十一日，香港高等法院頒令將本公司擁有51%權益之附屬公司多利加工程(集團)有限公司(「PEHL」)清盤。因此，本集團自二零零四年八月十一日起再沒有將PEHL及其附屬公司計入本集團之綜合賬目內。

4. **經營溢利／(虧損)**

經營溢利／(虧損)經扣除／(計入)以下各項列賬：

	二零零四年 千港元	二零零三年 千港元
投資物業之租金及管理費收入總額	(10,620)	(10,826)
減：開支	2,185	2,039
	(8,435)	(8,787)
售出存貨成本	27,245	24,640
折舊		
自置固定資產	3,333	3,447
租賃固定資產	–	49
	3,333	3,496
減：撥充發展中物業之金額	(204)	(175)
	3,129	3,321
員工成本(不包括董事酬金)	29,609	36,847
呆壞賬(開備撥回)／開備(a)	(9,295)	2,000
向少數投資者提取權益轉讓之收益(b)	(3,051)	
商譽及負商譽攤銷	(3,954)	
買賣證券之未變現收益	(347)	(347)

(a) 呆壞賬撥備撥回中包括一筆約3,603,000港元(二零零三年：2,162,000港元)由本公司向一間前居間控股公司中國有色金屬(香港)集團有限公司(「中國有色(香港)」)提供貸款之撥備撥回。中國有色(香港)之清盤人已於年內支付上述款項，作為向中國有色(香港)無抵押債權人派付之中期股息。

(b) 於二零零四年四月二十九日，本集團以現金1港元之代價收購銀豐控股有限公司(「銀豐」，一間於英屬處女群島註冊成立之附屬公司)旗下48%股份權益。由於該項收購，銀豐由一間本公司擁有52%權益之附屬公司，變為本公司之全資附屬公司。此外，本集團亦支付1港元作為銀豐向少數投資者就轉讓銀豐之一間附屬公司欠其約3,051,000港元之債項權益予本集團之代價。

5. **稅項**

由於本集團本年度並無估計應課稅溢利，故並無任何香港利得稅撥備(二零零三年：無)。海外溢利之稅項乃以本年度估計應課稅溢利按本集團經營業務所在國家之現行稅率計算。

在綜合損益表扣除之稅項如下：

	二零零四年 千港元	二零零三年 千港元
香港利得稅		
過往年度超額撥備	–	(109)
海外稅項	977	157
撥回短暫時差之遞延稅項	–	47
稅項支出	977	95

6. **股息**

董事會不建議就截至二零零四年十二月三十一日止年度派發股息(二零零三年：無)。

7. **每股盈利／(虧損)**

每股基本盈利／(虧損)乃按股東應佔綜合溢利約84,614,000港元(二零零三年：股東應佔綜合虧損約35,739,000港元)及年內已發行股份之加權平均數772,181,783股(二零零三年：772,181,783股)計算。

由於年內並無存在具潛在攤薄影響之股份，故並無呈列每股攤薄盈利。

管理層討論及分析

業績概覽

本集團於二零零四年的綜合營業額約為86,600,000港元(二零零三年：160,900,000港元)，較上年度下降46%。

本集團於二零零四年的綜合淨利潤約為84,600,000港元(二零零三年綜合淨虧損：35,700,000港元)。由於較高毛利率的業務於本集團整體業務的比重增加，本集團於二零零四年的綜合毛利約43,800,000港元(二零零三年：38,800,000港元)，而綜合毛利率則由二零零三年的24%上升至51%。

本集團於回顧年度內的營業額有所下降，主要是由於本公司分別把數間表現未如理想的附屬公司進行清盤及股權重組，該等公司的業務因此而停頓或放緩，導致其合併於本集團的營業額大幅下降，但亦相對地減低該等公司對本集團業績的負面影響。再者，二零零四年錄得不合併附屬公司之收益約78,700,000港元(二零零三年：38,700,000港元)，加上隨著香港物業市場回穩而錄得投資物業重估收益，令本集團扭虧為盈。

本集團主要從事三類業務，分別為專業建築合約、製造及貿易以及物業發展和物業租賃。

經營回顧

甲、專業建築合約

在二零零四年，專業建築合約業務是本集團其中一項主營業務，營業額約為20,400,000港元(二零零三年：86,100,000港元)，較上年度下降76%，佔本集團綜合營業額24%(二零零三年：53%)。儘管如此，分類業績由二零零三年的虧損約38,200,000港元，改善至二零零四年的溢利約700,000港元。

該業務的營業額下跌及錄得分類溢利，主要由於業績不良及管理不善的PEHL及多利加工程有限公司(「多利加工程」)進行清盤，使該等公司的業績自二零零四年八月十一日起已不被合併於本集團的綜合賬目內。此外，其他從事專業建築合約業務的附屬公司，瑞和工程有限公司(「瑞和工程」)及瑞和工程(中國)有限公司(「瑞和中國」)已於二零零三年進行清盤，而銀豐及其附屬公司(統稱「銀豐集團」)亦在回顧年度內把資源集中於內部整固的工作，導致其對本集團的營業額貢獻大幅下降，但由於加強了管理層的監控，銀豐集團的整體虧損相應收窄。

(i) 瑞和集團工程有限公司及其附屬公司

瑞和工程及瑞和中國已於二零零三年九月被香港高等法院頒令清盤，並由清盤人接管。目前，清盤工作仍在進行中。本集團正致力追收此兩間公司及其少數股東所拖欠本集團的款項。

本集團已分別向瑞和中國的清盤人及另一獨立第三者購入其於上海金橋瑞和裝飾工程有限公司(「上海金橋」)90.39%及9.61%權益，而上海金橋的業績從十月起已重新合併於本集團賬目中。上海金橋主要從事玻璃幕牆設計及施工的業務，其業務並未因股權重組而受影響，並為此分類業務營業額的主要來源。

展望未來，隨著中國經濟穩步發展，加上二零零八年北京奧運、二零一零年上海世博及廣州亞運所帶來的商機，上海金橋將不斷提高核心競爭力，以承攬更多的建築合約，為股東創造更好的回報。

(ii) 銀豐集團

由於銀豐集團於二零零四年上半年進行股權重組，而下半年則進行業務重組，故其在專業建築合約業務的營業額於回顧年度明顯減少。虧損原因主要是營業額不足以應付如行政開支等之固定成本。

本集團在二零零四年四月收購了中宜發展有限公司在銀豐所擁有的48%股權後，本集團在銀豐集團的實際權益已由52%增加至100%。此項收購令本集團取得了銀豐集團的全面控制權，使銀豐集團的經營與發展方針更能配合本集團的整體策略和發展方向。

本集團並於回顧年度內加強了對銀豐集團的管理監控，制定各項規章制度，有效地控制經營成本，為銀豐集團的未來發展打下了穩固的基礎。

銀豐集團的主要業務為生產與安裝「百朗」品牌木門，其亦為防火噴塗及吸音隔熱噴塗的認可代理商及承建商。展望未來，銀豐集團將以門業為主，噴塗為輔。乘著內地經濟蓬勃發展、香港經濟逐漸回升，以及澳門博彩業興旺的大好時機，銀豐集團將積極拓展業務，並堅守良好管理準則，致力爭取穩定增長。

(iii) PEHL及其附屬公司(統稱「多利加集團」)

多利加集團於二零零四年在清盤前的營業額及分類虧損分別約為3,600,000港元(二零零三年：68,100,000港元)及600,000港元(二零零三年：24,000,000港元)。

於二零零四年六月十五日，PEHL的全資附屬公司多利加工程的董事會，已通過將該公司清盤。於二零零四年八月十一日，基於PEHL無法如期償還欠付本集團的款項，香港高等法院亦頒令將PEHL清盤。本集團除為履行擔保責任而已為多利加工程償還的28,500,000港元的銀行借款外，PEHL及多利加工程的清盤並未對本集團造成重大不良影響。

本集團正致力追收目前正在進行清盤的多利加工程和PEHL及其少數股東所拖欠本集團的款項。

(iv) 燊利有限公司(「燊利」)

二零零四年七月，本公司的間接全資附屬公司燊利與本公司的控股股東中國五礦香港控股有限公司的同系公司廣州天河京鑫物業開發有限公司簽訂協議，為廣州天河金海大廈(「金海大廈」)開發項目提供建築項目管理服務。本集團於回顧年度錄得的項目管理收益約為7,600,000港元，分類溢利約6,500,000港元。

燊利自二零零四年七月起已全面展開了對金海大廈工程的項目管理。於回顧年度，燊利如期完成了主體結構驗收及為施工許可證延期，並恢復地盤正常施工及全面控制工程進度。

本集團預期可於二零零五年底完成金海大廈的全部建築安裝工程，並於二零零六年中完成總承包合同結算及全部項目管理工作。由於燊利中途接手項目的管理，因此，待清理的歷史遺留問題較多，工程監管工作難度頗大，燊利將繼續進行嚴格控制，以按計劃完成項目。

該項目管理協議除可為本集團創造豐厚的經濟效益外，更為本集團開創了建築工程項目管理諮詢服務的業務，擴闊了專業建築合約業務整體的範疇和發展前景，與此同時，為本集團開發物業項目的研究和投資創造了更為有利的條件。

乙、製造及貿易

本集團於二零零四年在製造及貿易業務的營業額約為55,100,000港元(二零零三年：57,800,000港元)，較二零零三年下降5%，佔本集團二零零四年綜合營業額64%(二零零三年：36%)，並錄得分類虧損約800,000港元(二零零三年分類虧損：3,700,000港元)。

(i) 銀豐集團

銀豐集團在二零零四年度進行了股權及業務重組，引致其於製造及貿易業務只有稍少的營業額貢獻，但卻改善了本集團於此業務的表現。(見上文「專業建築合約」部份有關銀豐集團的具體業務情況。)

(ii) 積架石油化工集團有限公司及其附屬公司(統稱「積架集團」)

積架集團的業務以從事中高檔工業潤滑油產品的加工、生產及分銷為主。積架集團在二零零四年成功開拓了較低檔次的產品，然而，由於石油價格波動，客戶需求轉趨審慎，加上市場競爭激烈，新推出較低檔次產品的毛利率亦較低，因此，積架集團的全年營業額只有輕微上升，而分類溢利則大幅下降。

積架集團在回顧年度內的營業額有89%來自中國，10%來自香港，而其餘則來自東南亞市場。積架集團在回顧年度內鞏固了華東及華中區域的分銷網絡，並且成功爭取了數家大型工業客戶。在華南方面，雖面臨激烈的競爭，但因積架集團能善用分銷網絡，故仍能於此區開拓新工業客戶。為了促進中至高檔產品的銷售，其亦進一步擴大英國「比爾」牌產品的市場佔有率，故此品牌的營業額較二零零三年有所上升。

在產品開發方面，積架集團於二零零四年年中成功取得美國其中一間頂級壓縮潤滑品牌的全線產品於中國的總代理權，加強了積架集團在高檔產品市場的競爭優勢，藉着此品牌在華東地區開拓了更多汽車製造及重工業市場的商機。積架集團將致力實現規模經濟，降低產品成本，並拓寬銷售渠道，以增加市場佔有率及盈利。

丙、物業發展及物業租賃

本集團旗下物業發展項目主要包括位於中國的珠海海天花園(「海天花園」)項目，而物業租賃業務之營業額則主要來自位於香港的東方有色大廈之租金收入。

(i) 海天花園項目

本集團於二零零四年一月八日成功收購了由珠海鑫光集團股份有限公司持有珠海東方海天置業有限公司(「海天置業」)的20%股權，使海天置業正式成為本公司的全資附屬公司，令本集團擁有海天花園項目100%的權益。

回顧年度內，海天花園項目受訴訟影響暫停了工程施工，故物業發展業務並未為本集團帶來收益。於二零零四年更因需要為該項目作可變現淨值撥備約25,000,000港元(二零零三年：11,300,000港元)而令分類虧損上升至約19,900,000港元(二零零三年：10,900,000港元)。

海天花園項目已根據顧問研究報告的建議，被重新定位為「珠海新一代頂級海景豪苑」，並已完成了地下室結構工程，預期將於二零零五年下半年恢復上蓋工程的施工，於同年年底取得商品房預售許可證，正式推出市場發售。

港珠澳大橋及廣珠鐵路興建完成後將縮短珠海、港澳和內地西部的交通距離，配合珠海本身所具備的優秀自然環境資源和當地政府的推動，將吸引港澳及國內其他地區的人士在珠海置業。珠海新樓盤售價於二零零四年已有所提升，將有利於作為珠海物業市場中少數的高端海景樓盤之一的海天花園的銷售。

(ii) 東方有色大廈及其他出租物業

物業租賃業務方面的營業額於回顧年度內輕微下調2%至約10,600,000港元(二零零三年：10,800,000港元)，佔本集團綜合營業額12%(二零零三年：7%)，下調的原因是二零零四年年中有部份單位因更新租約而空置。然而，由於經營改善及於回顧年度錄得投資物業重估收益約23,000,000港元(二零零三年重估虧損：8,300,000港元)，物業租賃業務由虧轉盈，並錄得分類溢利約30,700,000港元(二零零三年分類虧損：4,700,000港元)。

* 僅供識別

於二零零四年，東方有色大廈的平均出租率達92%（二零零三年：88%）。雖然本港的商業租賃市場於二零零四年下半年起呈現上升趨勢，但是由於目前該大廈部份的租約乃於過往兩年內簽訂，而部份租約的年期更長達三年，因此，本集團暫未能顯著受惠。二零零五年將有若干租約到期，本集團對維持現時的出租率持樂觀態度，並可望於二零零五年下半年逐步提高實質收入。

本集團已聘用知名的物業管理公司為該大廈提供專業的物業管理服務，過半數的租客為知名的跨國企業。未來本集團將會繼續致力提高該大廈的質素、形象及知名度，藉以提高收益。

丁、其他業務

本集團投資的京城高速公路有限公司的主要附屬公司京冠高速公路有限公司（「京冠」）已於二零零零年六月份被清盤，由京冠擁有位於北京地區的四個收費公路項目權益亦已被出售。本集團將繼續跟進清盤情況，並通過各種途徑致力為本集團爭取最大的利益。

展望

展望未來，由於本集團已基本上完成了重組整頓的工作，清除了不良資產，保留了對本集團發展有利的項目和資產，為本集團穩步發展打下了堅實的基礎。「拓展業務，增加盈利」將成為今後的工作重點。憑藉本集團控股股東中國五礦集團公司在中國的雄厚實力及本集團立足香港的優勢，本集團將抓緊國內強勁的經濟增長，以及由二零零八年北京奧運、二零一零年上海世博及廣州亞運等帶來的大量商機，繼續以國內物業發展及專業建築合約為核心業務，積極於國內挑選和開拓具發展潛力的項目，透過投資、兼併或收購等方式擴大本集團的經營規模，進一步加強盈利能力，以回饋股東的支持。

本集團亦將致力發揮本集團附屬公司之間的互補優勢，提升各附屬公司的整體表現及盈利能力，按照以上的整體策略和發展方向，具體制定各附屬公司的經營與發展方針，為本集團的客戶提供更優質的產品和服務。同時，本集團將繼續完善企業管治，進一步增加本集團的透明度，注重企業發展戰略，招攬優秀的專才，建設正面的公司文化，塑造知名的優質企業品牌。

流動資金及財務資源

於二零零四年十二月三十一日，本集團之資本與負債比率（按借款總額與股東資金之比率）由二零零三年十二月三十一日的15%下降至8%。於二零零四年十二月三十一日，本集團之現金及銀行存款（不包括已抵押存款）約為120,800,000港元（二零零三年：199,300,000港元），其中56%、14%及30%分別以港元、人民幣及美元（二零零三年：46%、8%及30%）列值。

本集團透過各種方式獲得資金來源，以維持成本與其風險之間的平衡。於二零零四年十二月三十一日，除來自一般營運之資金外，本集團亦透過銀行借款及其他借款分別約36,400,000港元（二零零三年：66,700,000港元）及6,700,000港元（二零零三年：4,600,000港元）而獲得財務資源。所有借款均須於一年內償還。

於二零零四年十二月三十一日，以人民幣列值之借款約為44,700,000元人民幣（二零零三年：33,500,000元人民幣），餘下之銀行借款乃以港元列值。除了本集團獲授以港元列值之銀行借款乃按浮動利率計息外，本集團之所有借款皆按固定利率計息。於截至二零零四年十二月三十一日止年度，財務成本減少至約1,400,000港元（二零零三年：4,900,000港元）。

於二零零四年十二月三十一日，本集團之資本承擔約為29,500,000港元（二零零三年：145,800,000港元），用於發展中物業，並將由銀行借款及內部資金提供資金。

匯率浮動風險

本集團大部份交易均以港元、人民幣及美元列值。鑒於在截至二零零四年十二月三十一日止年度所面對之外匯風險甚微，故本集團並無安排有關對沖風險或其他措施。於二零零四年十二月三十一日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

於二零零四年十二月三十一日，本集團抵押一項賬面值約為215,000,000港元（二零零三年：195,000,000港元）之投資物業及約38,100,000港元（二零零三年：53,200,000港元）之定期銀行存款，作為本集團一般銀行信貸之抵押品。於截至二零零四年十二月三十一日止年度，本集團若干存貨乃以信託收據借款安排持有。

或然負債

於二零零四年十二月三十一日，本公司就若干現有附屬公司獲授之銀行信貸而向數間銀行提供之尚未解除之企業擔保約為21,600,000港元（二零零三年：54,900,000港元）。

僱員

於二零零四年十二月三十一日，本集團共聘用300名僱員（二零零三年：309名僱員）。年內，董事及本集團之僱員之酬金及福利總額約為35,200,000港元（二零零三年：43,100,000港元）。本集團之薪酬政策與市場慣例一致。

購股權計劃

本公司之購股權計劃（「該購股權計劃」）乃根據於二零零三年五月二十九日通過之決議案而採納，並自該日期起計有效十年。採納該購股權計劃之目的是認許及表揚合資格人士在以往曾經或日後可能不時對本集團作出之貢獻。該購股權計劃之詳情載於本公司二零零四年年報內。

於二零零四年十二月三十一日，根據該購股權計劃授出而尚未行使之購股權共20,900,000股。

暫停辦理股份過戶登記

本公司將由二零零五年五月二十日（星期五）起至二零零五年五月二十六日（星期四）止（包括首尾兩日）期間暫停辦理股份過戶登記手續。如欲出席本公司之股東週年大會，所有股票連同已填妥之過戶表格（附於股票背頁或分開遞交）最遲須於二零零五年五月十九日（星期四）下午四時正交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

最佳應用守則

本公司於截至二零零四年十二月三十一日止年度內已遵守截至二零零四年十二月三十一日止有效之香港聯合交易所有限公司證券上市規則（「上市規則」）附錄14所載之最佳應用守則，惟本公司之獨立非執行董事並無明確任期，但須根據本公司之現行公司章程細則於本公司之股東週年大會上輪值退任及重選連任。

建議採納新的公司章程細則

於二零零四年十一月，香港聯合交易所有限公司（「聯交所」）對上市規則作出修訂，有關修訂自二零零五年一月一日起生效。在多項變動中，其中一項為採納《企業管治常規守則》（「該守則」）。該守則訂明良好企業管治之原則及分兩層次之建議，即守則條文及建議最佳常規。發行人（例如本公司）應遵守守則條文，但亦可選擇偏離守則條文行事，而建議最佳常規只屬指引。本公司將於合理可行及對本公司有利之情況下實行該守則之守則條文。因此，董事會建議對本公司之現行公司章程細則之若干規定作出下列變動：

(a) 所有為填補臨時空缺而獲委任之董事（不論是由董事會或股東於股東大會委任）必須在接受委任後之首次股東週年大會上接受股東選舉；及

(b) 於百慕達法例許可下，每名董事必須輪流退任，最少每三年一次。

董事會亦建議該守則之其他守則條文透過修訂本公司之內部企業管治指引予以實行。

此外，本公司之現行公司章程細則乃於一九九一年十一月採納，而自採納以來，曾多次被修訂。董事會認為，本公司宜採納新的公司章程細則，以反映該守則及上市規則之上述規定，並納入自一九九一年以來對公司章程細則作出之所有修訂。

建議採納新的公司章程細則須待本公司股東於二零零五年五月二十六日舉行之股東週年大會上批准後，方可作實。

審核委員會

本公司審核委員會之成員包括三名獨立非執行董事，分別為林濬先生、馬紹援先生及譚惠珠女士。審核委員會已與核數師審閱截至二零零四年十二月三十一日止年度之經審核賬目，並已就審計、內部監控及財務報告事宜（包括審閱本集團採納之會計慣例及原則）進行討論。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之任何上市證券。

於聯交所網站公佈進一步資料

本公司根據截至二零零四年三月三十日止有效之上市規則附錄16第45(1)至第45(3)段規定而須列載之財務及其他有關資料，將於適當時候在聯交所網站公佈。

承董事會命
董事總經理
王幸東

香港，二零零五年四月十五日
網址：http://www.onfem.com

於本公佈刊發日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林濬先生、馬紹援先生及譚惠珠女士。

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

FINANCIAL HIGHLIGHTS	2004 HK$'000	2003 HK$'000	Percentage change
Turnover	86,605	160,941	-46%
Profit/(loss) attributable to shareholders	84,614	(35,739)	N/A
Shareholders' funds	561,165	474,707	18%
Total assets	735,453	777,002	-5%
Total liabilities	170,671	271,517	-37%
Earnings/(loss) per share (HK cents)	10.96	(4.63)	N/A

FINANCIAL RESULTS
The board of directors ("Directors") of ONFEM Holdings Limited ("Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries ("Group") for the year ended 31 December 2004 together with the comparative figures in 2003, as follows:

Consolidated Profit and Loss Account

	Note	2004 HK$'000	2003 HK$'000
Turnover	2	86,605	160,941
Cost of sales		(42,830)	(122,140)
Gross profit		43,775	38,801
Other revenue		2,383	4,501
Distribution costs		(12,370)	(11,432)
Administrative expenses		(30,770)	(78,832)
Other operating expenses		(2,930)	(4,593)
Provision for properties under development		(25,000)	(11,276)
Gain/(loss) on revaluation of investment properties		23,033	(8,250)
Gain on deconsolidation of subsidiaries	3	78,707	38,747
Write-back of provision for a bank guarantee		10,148	-
Operating profit/(loss)	4	86,976	(32,334)
Finance costs		(1,385)	(4,860)
Profit/(loss) before taxation		85,591	(37,194)
Taxation	5	(977)	(95)
Profit/(loss) after taxation		84,614	(37,289)
Minority interests		-	1,550
Profit/(loss) attributable to shareholders		84,614	(35,739)
Dividends	6	-	-
Basic earnings/(loss) per share (HK cents)	7	10.96	(4.63)

Notes:

1. **Basis of preparation**
The accounts of the Group have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention except that, certain properties and investments in securities are stated at fair value.
The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the accounts for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its result of operations and financial position.

2. **Segment information**
(a) *Primary reporting format – business segments*
In accordance with the Group's internal financial reporting, the Group has determined that business segments are presented as the primary reporting format. Accordingly, the Group has categorised its businesses into the following segments:

Specialised construction contracting:	Design and installation of curtain walls and aluminium windows, as well as provision of construction project management services and other construction work related contracting businesses.
Manufacturing and trading:	Manufacturing and trading of lubricant oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Securities investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

Segment turnover and results

	Specialised construction contracting 2004 HK$'000	2003 HK$'000	Manufacturing and trading 2004 HK$'000	2003 HK$'000	Property leasing 2004 HK$'000	2003 HK$'000	Property development 2004 HK$'000	2003 HK$'000	Securities investment and trading 2004 HK$'000	2003 HK$'000	Elimination 2004 HK$'000	2003 HK$'000	Total 2004 HK$'000	2003 HK$'000
Revenue														
Sales to external customers	20,421	86,056	55,115	57,797	10,620	10,826	-	-	449	6,262	-	-	86,605	160,941
Inter-segment sales	-	-	-	1,139	-	-	-	-	-	-	-	(1,139)	-	-
	20,421	86,056	55,115	58,936	10,620	10,826	-	-	449	6,262	-	(1,139)	86,605	160,941
Results														
Segment results	331	(38,176)	(754)	(3,671)	38,659	(4,653)	(19,897)	(10,936)	908	6,300	-	-	11,447	(51,140)
Gain on deconsolidation of subsidiaries													78,707	38,747
Write-back of provision for a bank guarantee													10,148	-
Unallocated corporate expenses, net													(13,326)	(19,941)
Operating profit/(loss)													86,976	(32,334)
Finance costs													(1,385)	(4,860)
Taxation													(977)	(95)
Minority interests													-	1,550
Profit/(loss) attributable to shareholders													84,614	(35,739)

(b) *Secondary reporting format – geographical segments*
The Group's business is managed on a worldwide basis, but it participates in three principal economic environments. Hong Kong and Macau and the People's Republic of China (other than Hong Kong and Macau) ("PRC") are the major markets for all the Group's businesses, except that a small portion of its income is derived from Southeast Asian countries.
The Group's business segments operate in three main geographical areas:

Hong Kong and Macau:	specialised construction contracting, manufacturing and trading, property leasing and securities investment and trading
The PRC:	specialised construction contracting, manufacturing and trading, property leasing and property development
Southeast Asian countries:	manufacturing and trading

In presenting information on the basis of geographical segments, sales are based on the geographical locations of the customers.

	Hong Kong and Macau 2004 HK$'000	2003 HK$'000	The PRC 2004 HK$'000	2003 HK$'000	Southeast Asian countries 2004 HK$'000	2003 HK$'000	Total 2004 HK$'000	2003 HK$'000
External sales	16,483	98,446	69,765	62,213	357	282	86,605	160,941

3. **Gain on deconsolidation of subsidiaries**

	2004 HK$'000	2003 HK$'000
Net liabilities at the date of deconsolidation	107,166	60,734
Provision for bank guarantees	-	(10,148)
Settlement of liabilities for deconsolidated subsidiaries guaranteed by the Company	(28,459)	(11,839)
Gain on deconsolidation of subsidiaries	78,707	38,747

On 11 August 2004, the High Court of Hong Kong ordered Polycrown Engineering (Holdings) Limited ("PEHL"), a 51% owned subsidiary of the Company, to be wound up. Accordingly, the Group has not included PEHL and its subsidiaries in the consolidated accounts of the Group since 11 August 2004.

4. **Operating profit/(loss)**
Operating profit/(loss) is stated after charging/(crediting) the following:

	2004 HK$'000	2003 HK$'000
Gross rental and management fee income from investment properties	(10,620)	(10,826)
Less: Outgoings	2,185	2,039
	(8,435)	(8,787)
Cost of inventories sold	27,245	24,640
Depreciation on		
Owned fixed assets	3,333	3,447
Leased fixed assets	-	49
	3,333	3,496
Less: Amount capitalised in properties under development	(204)	(175)
	3,129	3,321
Staff costs (excluding Directors' emoluments)	29,609	36,847
(Write-back of provision)/provision for bad and doubtful debts (a)	(9,295)	2,000
Gain on assignment of benefit of debt by a former minority investor (b)	(3,051)	-
Amortisation of goodwill and negative goodwill	(3,954)	-
Unrealised gain on revaluation of trading securities	(347)	(347)

(a) An amount of approximately HK$3,603,000 (2003: HK$2,162,000), being the write-back of the provision for a loan to China Nonferrous Metals Group (Hong Kong) Limited ("CNMG"), a former intermediate holding company of the Company, is included in the write-back of provision for bad and doubtful debts. The said amount was received during the year from the liquidators of CNMG as interim dividends to the unsecured creditors of CNMG.

(b) On 29 April 2004, the Group acquired the remaining 48% equity interest of Enful Holdings Limited ("EHL"), a subsidiary incorporated in the British Virgin Islands, at a cash consideration of HK$1. As a result of the acquisition, EHL has turned from a 52% owned subsidiary into a wholly owned subsidiary of the Company. In addition, the Group paid HK$1 to the former minority investor of EHL for the assignment of the benefit of debt owed by a subsidiary of EHL of approximately HK$3,051,000 from the former minority investor of EHL to the Group.

5. **Taxation**
No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the year (2003: Nil). Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.
The amount of taxation charged to the consolidated profit and loss account represents:

	2004 HK$'000	2003 HK$'000
Hong Kong profits tax		
Over-provision in prior years	-	(109)
Overseas taxation	977	157
Deferred taxation relating to the reversal of temporary differences	-	47
Taxation charge	977	95

6. **Dividends**
The Directors do not recommend the payment of a dividend for the year ended 31 December 2004 (2003: Nil).

7. **Earnings/(loss) per share**
Basic earnings/(loss) per share is calculated based on the consolidated profit attributable to shareholders of approximately HK$84,614,000 (2003: consolidated loss attributable to shareholders of approximately HK$35,739,000) and the weighted average number of 772,181,783 shares (2003: 772,181,783 shares) in issue during the year.
No diluted earnings per share is presented as there were no dilutive potential shares in existence during the year.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Overview

In 2004, the consolidated turnover of the Group amounted to approximately HK$86.6 million (2003: HK$160.9 million), representing a 46% decrease as compared with last year.

The Group recorded a consolidated net profit of approximately HK$84.6 million in 2004 (consolidated net loss in 2003: HK$35.7 million). As the percentage of the businesses with higher gross profit margin in the Group's whole business profile increased, the Group recorded a consolidated gross profit of approximately HK$43.8 million in 2004 (2003: HK$38.8 million). Its consolidated gross profit margin rose from 24% in 2003 to 51%.

During the year under review, turnover of the Group declined as several under-performing subsidiaries of the Company underwent liquidation and ownership restructuring. The consequential termination or slow down of businesses of those subsidiaries resulted in reduced turnover, but also greatly reduced their negative contribution to the result of the Group. In addition, gain on deconsolidation of subsidiaries of approximately HK$78.7 million in 2004 (2003: HK$38.7 million) was recorded. Together with the stabilisation of the Hong Kong property market which resulted in a positive profit contribution from the revaluation of its investment properties, the Group achieved a profit turn around.

The Group is principally engaged in three types of businesses, namely, specialised construction contracting, manufacturing and trading and property development and property leasing.

Operational Review

A. **Specialised Construction Contracting**
Specialised construction contracting business was one of the major businesses of the Group in 2004, with turnover of approximately HK$20.4 million (2003: HK$86.1 million), representing a 76% decline as compared with last year, and accounted for 24% of the Group's consolidated turnover (2003: 53%). Nevertheless, the segment result improved from a loss of approximately HK$38.2 million in 2003 to a profit of approximately HK$0.7 million in 2004.

Decreased turnover and recorded profit of the business mainly resulted from the liquidation of the under-performing and poorly managed PEHL and Polycrown Engineering Limited ("PEL") with the results of those companies excluded from the consolidated accounts of the Group with effect from 11 August 2004. In addition, other subsidiaries of the Group that engaged in specialised construction contracting business, namely, Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC"), underwent liquidation in 2003, while EHL and its subsidiaries (collectively, "Enful Group") had focused their resources on internal consolidation during the year under review, thus greatly reducing their turnover contribution to the Group. However, due to improved management control, the overall losses of Enful Group have been tapered.

(i) *Condo Group Limited and its subsidiaries*
CCW and CEC were ordered by the High Court of Hong Kong in September 2003 to be wound up and had since been put under receivership. The liquidation is currently in progress. The Group is actively attempting to recover the debts owed to the Group by these two companies and their minority shareholders.

The Group acquired the entire shareholding of Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("SJQ"), which was previously owned as to 90.39% and 9.61% by the liquidator of CEC and an independent third party respectively. From October 2004, SJQ's results have been included in the Group's consolidated accounts. SJQ is mainly engaged in the design and installation of curtain walls. Its business was not affected by its ownership restructuring and has contributed to most of the turnover of this business segment.

Looking forward, as the Chinese economy continues to grow steadily, driven by the business opportunities arising from the 2008 Olympics Games in Beijing, the 2010 World Expo in Shanghai and the Asian Games in Guangzhou, SJQ will strive to further enhance its competitive advantages in order to win more construction contracts. This will, in turn, allow SJQ to provide better returns for the shareholders.

(ii) *Enful Group*
Enful Group underwent an ownership restructuring and a business restructuring in the first half and the second half of 2004 respectively. As a result, the turnover of Enful Group generated from specialised construction contracting business declined significantly during the year under review. Losses incurred were a result of turnover being unable to cover the fixed costs such as administrative expenses.

The Group acquired a 48% equity interest of EHL from Sinowise Development Limited in April 2004 and increased its beneficial interest in Enful Group from 52% to 100%. The acquisition had strengthened the Group's overall control over the operation of Enful Group and enabled better alignment of its strategy with those of the Group.

During the year under review, the Group also focused on improving the management control, and formulating regulations and systems of Enful Group, resulting in better cost controls so that Enful Group could operate on a more solid footing for future development.

The core business of Enful Group is manufacturing and installation of "Bridgman" timber doors. It is also an accredited agent and contractor of fireproof and acoustic soundproof plaster. Looking forward, Enful Group will focus on its door business with spray coating as its ancillary business. Seizing the business opportunities arising from the robust economic development in China, the rebounding Hong Kong economy and the flourishing gaming sector in Macau, Enful Group will expand its business aggressively, adhering to good management practices and aiming for stable growth.

(iii) *PEHL and its subsidiaries (collectively, "Polycrown Group")*
The pre-liquidation turnover and segment loss of Polycrown Group in 2004 was approximately HK$3.6 million (2003: HK$68.1 million) and HK$0.6 million (2003: HK$24.0 million) respectively.

The board of directors of PEL, a wholly owned subsidiary of PEHL, resolved to liquidate the company on 15 June 2004. PEHL was subsequently ordered by the High Court of Hong Kong on 11 August 2004 to be wound up as it had failed to pay the debts owed to the Group. The aforesaid events did not have a material adverse impact on the Group except that the Group had repaid a bank loan of approximately HK$28.5 million on behalf of PEL in performing its obligation as a guarantor.

The Group is committed to recovering the debts owed to the Group by the liquidated PEL and PEHL and their minority shareholders.

(iv) *Wilson Murray Far East Limited ("WMFE")*
In July 2004, an indirect wholly owned subsidiary of the Company, WMFE, entered into an agreement with Guangzhou Tian He Orienmet Property Company Limited, an associate of the Company's controlling shareholder, China Minmetals H.K. (Holdings) Limited, to provide construction project management services to Guangzhou Tian He Jin Hai Building ("Jin Hai Building") development project. During the year under review, the revenue arising from project management business was approximately HK$7.6 million with a segment profit of approximately HK$6.5 million.

WMFE commenced provision of construction project management services to the Jin Hai Building in July 2004. It succeeded in obtaining the completion acceptance document for the building's main structure as scheduled, securing extension of the construction permit, resuming construction works and completely controlling the construction progress during the year under review.

The Group expects the construction and installation works of the Jin Hai Building to be completed by the end of 2005. All project management work and finalisation of accounts of the relevant contracts are expected to be done by the middle of 2006. Since WMFE only took over the project management role of the Jin Hai Building in the middle stage of construction, it had had to cope with the legacy of its predecessor and faced difficulties in taking over the supervision of such development project. WMFE will continue to exercise stringent control to ensure that the completion of the project can be achieved on schedule.

The project management agreement is not only expected to generate good returns for the Group, but also to blaze the trail for the construction project management and consultancy business for the Group, hence broadening the Group's business scope and creating new development opportunities for its specialised construction contracting business as a whole. In the meantime, the experience and expertise gained from this project will also benefit the research and investment of the property development activities of the Group.

B. **Manufacturing and Trading**
Turnover from manufacturing and trading business amounted to approximately HK$55.1 million in 2004 (2003: HK$57.8 million), representing a decline of 5% as compared with 2003. This segment accounted for 64% of the Group's consolidated turnover in 2004 (2003: 36%) and recorded a segment loss of approximately HK$0.8 million (2003: HK$3.7 million).

(i) *Enful Group*
In 2004, Enful Group contributed very little to the revenue of this business segment because it has undergone restructuring of its shareholding structure and business. However, this move improved business performance in this segment. (For more details, please refer to the business of Enful Group in the above "Specialised Construction Contracting" section.)

(ii) Jaeger Oil & Chemical Holdings Limited and its subsidiaries (collectively, "Jaeger Group")

Jaeger Group is mainly engaged in the processing, manufacturing and distribution of industrial lubricants for the middle to high-end markets. In 2004, Jaeger Group successfully made its first foray into the relatively low-end market. However, with oil price fluctuations during the year under review, customers became more cautious with their spending. Fierce competition also drove down gross profit margins for the newly launched low-end products. As a result, revenue of Jaeger Group in 2004 edged up only slightly, while its segment profit decreased substantially.

In the year under review, about 89% and 10% of the turnover of Jaeger Group came from China and Hong Kong respectively, the rest was from the Southeast Asian markets. Jaeger Group strengthened its distribution network in eastern and central China and added a few big industrial buyers to its customer base in the year under review. Facing intense competition in southern China, Jaeger Group leveraged its distribution network to reach new industrial customers. It also tried to boost the sales of mid to high-end products by expanding the market share of the British "Korniche" products, of which sales of this brand rose as compared with 2003.

To enhance its competitive strengths in China's high-end market, Jaeger Group secured in mid-2004 the right to distribute in China the full range of products of one of the United States' top die-casting lubricants brand. The products have helped to further open market for Jaeger Group in the automobile manufacturing and various heavy industries in eastern China. Jaeger Group will endeavour to maximise economies of scale, further control cost and broaden its sales channel to boost market share and profitability.

C. Property Development and Property Leasing

Zhubai Haitian Garden in China (**"Haitian Garden"**) is the major property development project of the Group while the turnover of the property leasing business was mainly derived from the rental income of the ONFEM Tower in Hong Kong.

(i) Haitian Garden

The Group successfully acquired a 20% equity stake in Zhuhai (Oriental) Blue Horrison Properties Company Limited (**"ZOBHP"**) from Zhuhai Shining Metals Group Inc. on 8 January 2004. The acquisition made ZOBHP a wholly owned subsidiary of the Company and enabled the Group to own 100% equity interest in the project.

During the year under review, construction work of the Haitian Garden was held up due to a litigation and the Group had made a provision for net realisable value of the project of approximately HK$25.0 million in 2004 (2003: HK$11.3 million). As a result, segment loss rose to approximately HK$19.9 million in 2004 (2003: HK$10.9 million).

The Haitian Garden was repositioned as "The New Generation Panoramic Seaview Deluxe Apartments in Zhuhai" as recommended in a consultant research report. Its basement construction works had been completed, and superstructure works are expected to resume in the second half of 2005. The project is expected to obtain a permit for pre-sale by the end of 2005.

It is expected that the completion of the Hong Kong-Zhuhai-Macau Bridge and Guangzhou-Zhuhai Railway shall make commuting between Zhuhai, Hong Kong, Macau and the western parts of China more convenient and will help derive demand for properties there especially with Zhuhai's superior natural environment and the favourable policies implemented by its local government. Given that the prices of new flats in Zhuhai had been rising in 2004, this will facilitate the sale of the Haitian Garden, which is one of a very few luxury apartment projects available in the Zhuhai property market.

(ii) ONFEM Tower and other properties for leasing

Revenue from the property leasing business slightly decreased by 2% to approximately HK$10.6 million (2003: HK$10.8 million) during the year under review, and accounted for 12% of the Group's consolidated turnover (2003: 7%). The decrease was due to the expiry and renewal of the leases for some units in mid-2004. However, improvement in operational efficiency and a gain on revaluation of investment properties of approximately HK$23.0 million in the year under review (revaluation loss in 2003: HK$8.3 million) turned the Group's property leasing business around to a segment profit of approximately HK$30.7 million in 2004 (segment loss in 2003: HK$4.7 million).

In 2004, the average occupancy rate of the ONFEM Tower reached 92% (2003: 88%). Although the local office leasing market was on an up-trend since the second half of 2004, the Group did not benefit from this change because most of the ONFEM Tower's leases were signed in the past two years, and certain leases are of the duration of three years. In 2005, some of the leases are expected to expire and the Group is optimistic that the ONFEM Tower will maintain its present occupancy rate, gradually achieving increasing rental income in the second half of 2005.

Since the Group has appointed a renowned property management company to manage, inter alia, the leasing activities of the ONFEM Tower. A good quality tenant mix with more than half of the tenants being well-known multinational companies has been achieved for the ONFEM Tower. The Group will continue to improve the building's quality and image with the aim to enhancing future income.

D. Other Businesses

Greater Beijing First Expressways Limited (**"First Expressways"**), a major subsidiary of Greater Beijing Region Expressways Limited, of which the Group had made an equity investment, was wound up in June 2000, and its four toll road projects in Beijing were sold. The Group will continuously monitor the progress of the liquidation process and strive for the best interest of the Group.

Outlook

The Group has completed the restructuring and disposal of under-performing businesses and retained projects and assets that will contribute to future profit, thereby laying a solid foundation for steady development in the coming years. "Developing business and enhancing profits" will be the Group's key focus from now on. Leveraging on the strengths of the new controlling shareholder, China Minmetals Corporation, in China and the Group's business network and connections in Hong Kong, the Group intends to seize the enormous business opportunities in the rapidly growing China market, which is being fueled in particular by the 2008 Olympics Games in Beijing, the 2010 World Expo in Shanghai, and the Asian Games in Guangzhou. Focus will be placed on property development and the specialised construction contracting businesses. The Group will not only actively seek investment opportunities in projects in China with growth potential, but will also strive to expand through direct investments, and mergers and acquisitions in order to further enhance profitability and realise better returns to shareholders.

Furthermore, the Group is committed to realising the complementary advantages among all its subsidiaries to enhance their overall performance and profitability. The Group will also formulate strategic and development guidelines for all its subsidiaries with a view to providing higher quality products and services to customers. The Group will continue to further enhance corporate governance and transparency, devise effective corporate strategies, recruit high-caliber professionals, foster a positive corporate culture, and to build a distinguished corporate identity.

Liquidity and Financial Resources

As at 31 December 2004, the gearing ratio (total borrowings over shareholders' funds) of the Group reduced to 8% from 15% as at 31 December 2003. Cash and bank deposits (excluding pledged deposits) of the Group as at 31 December 2004 amounted to approximately HK$120.8 million (2003: HK$199.3 million), of which 56%, 14% and 30% (2003: 46%, 8% and 30%) are denominated in Hong Kong dollars, Renminbi ("RMB") and United States ("US") dollars respectively.

The Group obtained its source of fund through various means in order to maintain a balance between cost and risk. Apart from the fund generated from normal operations, the Group also obtained financial resources from bank borrowings and other borrowings, which amounted to approximately HK$36.4 million (2003: HK$66.7 million) and HK$6.7 million (2003: HK$4.6 million) respectively as at 31 December 2004. All of the borrowings are repayable within one year.

As at 31 December 2004, borrowings denominated in RMB were approximately RMB44.7 million (2003: RMB33.5 million) while the remaining balances were bank borrowings denominated in Hong Kong dollars. Except the bank borrowings denominated in Hong Kong dollars that were obtained by the Group at floating interest rates, all the Group's borrowings were on a fixed rate basis. For the year ended 31 December 2004, finance costs were reduced to approximately HK$1.4 million (2003: HK$4.9 million).

Capital commitments of the Group as at 31 December 2004 amounting to approximately HK$29.5 million (2003: HK$145.8 million), for properties under development, are to be financed by bank borrowings and internal funds.

Exposure to Fluctuation in Exchange Rates

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars. Given that the foreign currency risk exposure is minimal during the year ended 31 December 2004, no respective hedging or other alternative measures were arranged by the Group. As at 31 December 2004, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

Charges on Group Assets

As at 31 December 2004, the Group pledged an investment property with the carrying amount of approximately HK$215.0 million (2003: HK$195.0 million) and fixed bank deposits of approximately HK$38.1 million (2003: HK$53.2 million) as securities for the Group's general banking facilities. Certain inventories of the Group were also held under trust receipt loan arrangements during the year ended 31 December 2004.

Contingent Liabilities

As at 31 December 2004, the Company had outstanding corporate guarantees provided to various banks in respect of banking facilities extended to certain existing subsidiaries amounting to approximately HK$21.6 million (2003: HK$54.9 million).

Employees

As at 31 December 2004, the Group employed 300 staff (2003: 309 staff). The total remunerations and benefits of the Directors and staff of the Group during the year were approximately HK$35.2 million (2003: HK$43.1 million). The Group adopts a remuneration policy in line with market practice.

SHARE OPTION SCHEME

The share option scheme of the Company (**"Share Option Scheme"**) was adopted pursuant to a resolution passed on 29 May 2003 and will remain in force for 10 years from that date. The purpose of adopting the Share Option Scheme is to recognise and acknowledge the contributions that the eligible person had made or may from time to time make to the Group, whether in the past or in the future. Details of the Share Option Scheme will be set out in the 2004 annual report of the Company.

As at 31 December 2004, the outstanding share options granted under the Share Option Scheme were 20,900,000.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Friday, 20 May 2005 to Thursday, 26 May 2005 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for attending the annual general meeting of the Company, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 19 May 2005.

CODE OF BEST PRACTICE

Throughout the year ended 31 December 2004, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (**"Listing Rules"**) in force up to 31 December 2004 except that the independent non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the existing bye-laws of the Company.

PROPOSED ADOPTION OF NEW BYE-LAWS

In November 2004, The Stock Exchange of Hong Kong Limited (**"Stock Exchange"**) made amendments to the Listing Rules which came into effect on 1 January 2005. Amongst the various changes, a Code on Corporate Governance Practices (**"Code"**) was adopted. The Code sets out principles of good corporate governance and two levels of recommendations, being code provisions and recommended best practices. Issuers such as the Company are expected to comply with, but may choose to deviate from the code provisions whereas the recommended best practices are for guidance only. The Company is intent on implementing the code provisions of the Code to the extent that it is reasonably practicable and in the interest of the Company to do so. In this connection, it is proposed that certain provisions of the existing bye-laws of the Company be changed to the effect that,

(a) all directors, whether they be appointed by the Directors or the shareholders in general meeting, to fill a casual vacancy should be subject to election by shareholders at the first annual general meeting after their appointment; and

(b) to the extent permissible under Bermuda law, all directors should be subject to retirement by rotation at least once every three years.

It is also proposed that other code provisions of the Code will be implemented through changes to the Company's internal corporate governance guidelines.

Furthermore, the existing bye-laws of the Company were adopted in November 1991 and numerous amendments have been made to the bye-laws since its adoption. The Directors consider that it would be appropriate for the Company to adopt new bye-laws that reflect the abovementioned requirements under the Code and the Listing Rules and incorporate all of the amendments which have already been made to the bye-laws since 1991.

The proposed adoption of new bye-laws of the Company is subject to the approval of the shareholders of the Company at the annual general meeting to be held on 26 May 2005.

AUDIT COMMITTEE

The audit committee of the Company comprises three independent non-executive Directors namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria. The audit committee has reviewed with the auditors the audited accounts for the year ended 31 December 2004 and has also discussed auditing, internal control and financial reporting matters including the review of accounting practices and principles adopted by the Group.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company's listed securities during the year.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

Financial and other information in respect of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules in force up to 30 March 2004 will be published on the website of the Stock Exchange at the appropriate time.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 15 April 2005
website: http://www.onfem.com

As at the date of this announcement, the Directors comprise eight Directors, of which five are executive Directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 230)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

FINANCIAL HIGHLIGHTS

	2004 HK$'000	2003 HK$'000	Percentage change
Turnover	86,605	160,941	-46%
Profit/(loss) attributable to shareholders	84,614	(35,739)	N/A
Shareholders' funds	561,165	474,707	18%
Total assets	735,453	777,002	-5%
Total liabilities	170,671	271,517	-37%
Earnings/(loss) per share (HK cents)	10.96	(4.63)	N/A

FINANCIAL RESULTS

The board of directors ("Directors") of ONFEM Holdings Limited ("Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries ("Group") for the year ended 31 December 2004 together with the comparative figures in 2003, as follows:

Consolidated Profit and Loss Account

	Note	2004 HK$'000	2003 HK$'000
Turnover	2	86,605	160,941
Cost of sales		(42,830)	(122,140)
Gross profit		43,775	38,801
Other revenue		2,383	4,501
Distribution costs		(12,370)	(11,432)
Administrative expenses		(30,770)	(78,832)
Other operating expenses		(2,930)	(4,593)
Provision for properties under development		(25,000)	(11,276)
Gain/(loss) on revaluation of investment properties		23,033	(8,250)
Gain on deconsolidation of subsidiaries	3	78,707	38,747
Write-back of provision for a bank guarantee		10,148	–
Operating profit/(loss)	4	86,976	(32,334)
Finance costs		(1,385)	(4,860)
Profit/(loss) before taxation		85,591	(37,194)
Taxation	5	(977)	(95)
Profit/(loss) after taxation		84,614	(37,289)
Minority interests		–	1,550
Profit/(loss) attributable to shareholders		84,614	(35,739)
Dividends	6	–	–
Basic earnings/(loss) per share (HK cents)	7	10.96	(4.63)

Notes:

1. **Basis of preparation**

   The accounts of the Group have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have been prepared under the historical cost convention except that certain properties and investments in securities are stated at fair value.

   The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the accounts for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its result of operations and financial position.

2. **Segment information**

   (a) Primary reporting format – business segments

   In accordance with the Group's internal financial reporting, the Group has determined that business segments are presented as the primary reporting format. Accordingly, the Group has categorised its businesses into the following segments:

Specialised construction contracting:	Design and installation of curtain walls and aluminum windows, as well as provision of construction project management services and other construction work related contracting businesses.
Manufacturing and trading:	Manufacturing and trading of lubricant oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Securities investment and trading:	Trading and investment of securities.

   Inter-segment sales are charged at prevailing market prices.

   Segment turnover and results

	Specialised construction contracting 2004 HK$'000	2003 HK$'000	Manufacturing and trading 2004 HK$'000	2003 HK$'000	Property leasing 2004 HK$'000	2003 HK$'000	Property development 2004 HK$'000	2003 HK$'000	Securities investment and trading 2004 HK$'000	2003 HK$'000	Elimination 2004 HK$'000	2003 HK$'000	Total 2004 HK$'000	2003 HK$'000
Revenue														
Sales to external customers	20,421	86,056	55,115	57,797	10,620	10,826	–	–	449	6,262	–	–	86,605	160,941
Inter-segment sales	–	–	–	1,139	–	–	–	–	–	–	–	(1,139)	–	–
	20,421	86,056	55,115	58,936	10,620	10,826	–	–	449	6,262	–	(1,139)	86,605	160,941
Results														
Segment results	731	(38,176)	(754)	(3,671)	28,659	(4,657)	(17,897)	(10,936)	708	6,300	–	–	11,447	(51,140)
Gain on deconsolidation of subsidiaries													78,707	38,747
Write-back of provision for a bank guarantee													10,148	–
Unallocated corporate expenses, net													(13,326)	(19,941)
Operating profit/(loss)													86,976	(32,334)
Finance costs													(1,385)	(4,860)
Taxation													(977)	(95)
Minority interests													–	1,550
Profit/(loss) attributable to shareholders													84,614	(35,739)

   (b) Secondary reporting format – geographical segments

   The Group's business is managed on a worldwide basis, but it participates in three principal economic environments. Hong Kong and Macau and the People's Republic of China (other than Hong Kong and Macau) ("PRC") are the major markets for all the Group's businesses, except that a small portion of its income is derived from Southeast Asian countries.

   The Group's business segments operate in three main geographical areas:

Hong Kong and Macau:	specialised construction contracting, manufacturing and trading, property leasing and securities investment and trading
The PRC:	specialised construction contracting, manufacturing and trading, property leasing and property development
Southeast Asian countries:	manufacturing and trading

   In presenting information on the basis of geographical segments, sales are based on the geographical locations of the customers.

	Hong Kong and Macau 2004 HK$'000	2003 HK$'000	The PRC 2004 HK$'000	2003 HK$'000	Southeast Asian countries 2004 HK$'000	2003 HK$'000	Total 2004 HK$'000	2003 HK$'000
External sales	16,483	98,446	69,765	62,213	357	282	86,605	160,941

3. **Gain on deconsolidation of subsidiaries**

	2004 HK$'000	2003 HK$'000
Net liabilities at the date of deconsolidation	107,166	60,734
Provision for bank guarantees	–	(10,148)
Settlement of liabilities for deconsolidated subsidiaries guaranteed by the Company	(28,459)	(11,839)
Gain on deconsolidation of subsidiaries	78,707	38,747

   On 11 August 2004, the High Court of Hong Kong ordered Polycrown Engineering (Holdings) Limited ("PEHL"), a 51% owned subsidiary of the Company, to be wound up. Accordingly, the Group has not included PEHL and its subsidiaries in the consolidated accounts of the Group since 11 August 2004.

4. **Operating profit/(loss)**

   Operating profit/(loss) is stated after charging/(crediting) the following:

	2004 HK$'000	2003 HK$'000
Gross rental and management fee income from investment properties	(10,620)	(10,826)
Less: Outgoings	2,185	2,039
	(8,435)	(8,787)
Cost of inventories sold	27,245	24,640
Depreciation on		
Owned fixed assets	3,333	3,447
Leased fixed assets	–	49
	3,333	3,496
Less: Amount capitalised in properties under development	(204)	(175)
	3,129	3,321
Staff costs (excluding Directors' emoluments)	29,609	36,847
(Write-back of provision)/provision for bad and doubtful debts (a)	(9,295)	2,000
Gain on assignment of benefit of debt by a former minority investor (b)	(3,051)	–
Amortisation of goodwill and negative goodwill	(3,954)	–
Unrealised gain on revaluation of trading securities	(347)	(347)

   (a) An amount of approximately HK$3,603,000 (2003: HK$2,162,000), being the write-back of the provision for a loan to China Nonferrous Metals Group (Hong Kong) Limited ("CNMG"), a former intermediate holding company of the Company, is included in the write-back of provision for bad and doubtful debts. The said amount was received during the year from the liquidators of CNMG as interim dividends to the unsecured creditors of CNMG.

   (b) On 29 April 2004, the Group acquired the remaining 48% equity interest of Enful Holdings Limited ("EHL"), a subsidiary incorporated in the British Virgin Islands, at a cash consideration of HK$1. As a result of the acquisition, EHL has turned from a 52% owned subsidiary into a wholly owned subsidiary of the Company. In addition, the Group paid HK$1 to the former minority investor of EHL for the assignment of the benefit of debt owed by a subsidiary of EHL of approximately HK$3,051,000 from the former minority investor of EHL to the Group.

5. **Taxation**

   No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the year (2003: Nil). Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

   The amount of taxation charged to the consolidated profit and loss account represents:

	2004 HK$'000	2003 HK$'000
Hong Kong profits tax		
Over-provision in prior years	–	(109)
Overseas taxation	977	157
Deferred taxation relating to the reversal of temporary differences	–	47
Taxation charge	977	95

6. **Dividends**

   The Directors do not recommend the payment of a dividend for the year ended 31 December 2004 (2003: Nil).

7. **Earnings/(loss) per share**

   Basic earnings/(loss) per share is calculated based on the consolidated profit attributable to shareholders of approximately HK$84,614,000 (2003: consolidated loss attributable to shareholders of approximately HK$35,739,000) and the weighted average number of 772,181,783 shares (2003: 772,181,783 shares) in issue during the year.

   No diluted earnings per share is presented as there were no dilutive potential shares in existence during the year.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Overview

In 2004, the consolidated turnover of the Group amounted to approximately HK$86.6 million (2003: HK$160.9 million), representing a 46% decrease as compared with last year.

The Group recorded a consolidated net profit of approximately HK$84.6 million in 2004 (consolidated net loss in 2003: HK$35.7 million). As the percentage of the businesses with higher gross profit margin in the Group's whole business profile increased, the Group recorded a consolidated gross profit of approximately HK$43.8 million in 2004 (2003: HK$38.8 million). Its consolidated gross profit margin rose from 24% in 2003 to 51%.

During the year under review, turnover of the Group declined as several under-performing subsidiaries of the Company underwent liquidation and ownership restructuring. The consequential termination or slow down of businesses of those subsidiaries resulted in reduced turnover, but also greatly reduced their negative contribution to the result of the Group. In addition, gain on deconsolidation of subsidiaries of approximately HK$78.7 million in 2004 (2003: HK$38.7 million) was recorded. Together with the stabilisation of the Hong Kong property market which resulted in a positive profit contribution from the revaluation of its investment properties, the Group achieved a profit turn around.

The Group is principally engaged in three types of businesses, namely, specialised construction contracting, manufacturing and trading and property development and property leasing.

Operational Review

A. Specialised Construction Contracting

Specialised construction contracting business was one of the major businesses of the Group in 2004, with turnover of approximately HK$20.4 million (2003: HK$86.1 million), representing a 76% decline as compared with last year, and accounted for 24% of the Group's consolidated turnover (2003: 53%). Nevertheless, the segment result improved from a loss of approximately HK$38.2 million in 2003 to a profit of approximately HK$0.7 million in 2004.

Decreased turnover and recorded profit of the business mainly resulted from the liquidation of the under-performing and poorly managed PEHL and Polycrown Engineering Limited ("PEL") with the results of those companies excluded from the consolidated accounts of the Group with effect from 11 August 2004. In addition, other subsidiaries of the Group that engaged in specialised construction contracting business, namely, Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC"), underwent liquidation in 2003, while EHL and its subsidiaries (collectively, "Enful Group") had focused their resources on internal consolidation during the year under review, thus greatly reducing their turnover contribution to the Group. However, due to improved management control, the overall losses of Enful Group have been tapered.

(i) Condo Group Limited and its subsidiaries

CCW and CEC were ordered by the High Court of Hong Kong in September 2003 to be wound up and had since been put under receivership. The liquidation is currently in progress. The Group is actively attempting to recover the debts owed to the Group by these two companies and their minority shareholders.

The Group acquired the entire shareholding of Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("SJQ"), which was previously owned as to 90.39% and 9.61% by the liquidator of CEC and an independent third party respectively. From October 2004, SJQ's results have been included in the Group's consolidated accounts. SJQ is mainly engaged in the design and installation of curtain walls. Its business was not affected by its ownership restructuring and has contributed to most of the turnover of this business segment.

Looking forward, as the Chinese economy continues to grow steadily, driven by the business opportunities arising from the 2008 Olympics Games in Beijing, the 2010 World Expo in Shanghai and the Asian Games in Guangzhou, SJQ will strive to further enhance its competitive advantages in order to win more construction contracts. This will, in turn, allow SJQ to provide better returns for the shareholders.

(ii) Enful Group

Enful Group underwent an ownership restructuring and a business restructuring in the first half and the second half of 2004 respectively. As a result, the turnover of Enful Group generated from specialised construction contracting business declined significantly during the year under review. Losses incurred were a result of turnover being unable to cover the fixed costs such as administrative expenses.

The Group acquired a 48% equity interest of EHL from Sinowise Development Limited in April 2004 and increased its beneficial interest in Enful Group from 52% to 100%. The acquisition had strengthened the Group's overall control over the operation of Enful Group and enabled better alignment of its strategy with those of the Group.

During the year under review, the Group also focused on improving the management control, and formulating regulations and systems of Enful Group, resulting in better cost controls so that Enful Group could operate on a more solid footing for future development.

The core business of Enful Group is manufacturing and installation of "Bridgman" timber doors. It is also an accredited agent and contractor of fireproof and acoustic soundproof plaster. Looking forward, Enful Group will focus on its door business with spray coating as its ancillary business. Seizing the business opportunities arising from the robust economic development in China, the rebounding Hong Kong economy and the flourishing gaming sector in Macau, Enful Group will expand its business aggressively, adhering to good management practices and aiming for stable growth.

(iii) PEHL and its subsidiaries (collectively, "Polycrown Group")

The pre-liquidation turnover and segment loss of Polycrown Group in 2004 was approximately HK$3.6 million (2003: HK$68.1 million) and HK$0.6 million (2003: HK$24.0 million) respectively.

The board of directors of PEL, a wholly owned subsidiary of PEHL, resolved to liquidate the company on 15 June 2004. PEHL was subsequently ordered by the High Court of Hong Kong on 11 August 2004 to be wound up as it had failed to pay the debts owed to the Group. The aforesaid events did not have a material adverse impact on the Group except that the Group had repaid a bank loan of approximately HK$28.5 million on behalf of PEL in performing its obligation as a guarantor.

The Group is committed to recovering the debts owed to the Group by the liquidated PEL and PEHL and their minority shareholders.

(iv) Wilson Murray Far East Limited ("WMFE")

In July 2004, an indirect wholly owned subsidiary of the Company, WMFE, entered into an agreement with Guangzhou Tian He Orienmet Property Company Limited, an associate of the Company's controlling shareholder, China Minmetals H.K. (Holdings) Limited, to provide construction project management services to Guangzhou Tian He Jin Hai Building ("Jin Hai Building") development project. During the year under review, the revenue arising from project management business was approximately HK$7.6 million with a segment profit of approximately HK$6.5 million.

WMFE commenced provision of construction project management services to the Jin Hai Building in July 2004. It succeeded in obtaining the completion acceptance document for the building's main structure as scheduled, securing extension of the construction permit, resuming construction works and completely controlling the construction progress during the year under review.

The Group expects the construction and installation works of the Jin Hai Building to be completed by the end of 2005. All project management work and finalisation of accounts of the relevant contracts are expected to be done by the middle of 2006. Since WMFE only took over the project management role of the Jin Hai Building in the middle stage of construction, it had had to cope with the legacy of its predecessor and faced difficulties in taking over the supervision of such development project. WMFE will continue to exercise stringent control to ensure that the completion of the project can be achieved on schedule.

The project management agreement is not only expected to generate good returns for the Group, but also to blaze the trail for the construction project management and consultancy business for the Group, hence broadening the Group's business scope and creating new development opportunities for its specialised construction contracting business as a whole. In the meantime, the experience and expertise gained from this project will also benefit the research and investment of the property development activities of the Group.

B. Manufacturing and Trading

Turnover from manufacturing and trading business amounted to approximately HK$55.1 million in 2004 (2003: HK$57.8 million), representing a decline of 5% as compared with 2003. This segment accounted for 64% of the Group's consolidated turnover in 2004 (2003: 36%) and recorded a segment loss of approximately HK$0.8 million (2003: HK$3.7 million).

(i) Enful Group

In 2004, Enful Group contributed very little to the revenue of this business segment because it has undergone restructuring of its shareholding structure and business. However, this move improved business performance in this segment. (For more details, please refer to the business of Enful Group in the above "Specialized Construction Contracting" section.)

(ii) Jaeger Oil & Chemical Holdings Limited and its subsidiaries (collectively, "Jaeger Group")
Jaeger Group is mainly engaged in the processing, manufacturing and distribution of industrial lubricants for the middle to high-end markets. In 2004, Jaeger Group successfully made its first foray into the relatively low-end market. However, with oil price fluctuations during the year under review, customers became more cautious with their spending. Fierce competition also drove down gross profit margins for the newly launched low-end products. As a result, revenue of Jaeger Group in 2004 edged up only slightly, while its segment profit decreased substantially.

In the year under review, about 89% and 10% of the turnover of Jaeger Group came from China and Hong Kong respectively, the rest was from the Southeast Asian markets. Jaeger Group strengthened its distribution network in eastern and central China and added a few big industrial buyers to its customer base in the year under review. Facing intense competition in southern China, Jaeger Group leveraged its distribution network to reach new industrial customers. It also tried to boost the sales of mid to high-end products by expanding the market share of the British "Korniche" products, of which sales of this brand rose as compared with 2003.

To enhance its competitive strengths in China's high-end market, Jaeger Group secured in mid-2004 the right to distribute in China the full range of products of one of the United States' top die-casting lubricants brand. The products have helped to further open market for Jaeger Group in the automobile manufacturing and various heavy industries in eastern China. Jaeger Group will endeavour to maximise economies of scale, further control cost and broaden its sales channel to boost market share and profitability.

C. Property Development and Property Leasing
Zhuhai Haitian Garden in China ("Haitian Garden") is the major property development project of the Group while the turnover of the property leasing business was mainly derived from the rental income of the ONFEM Tower in Hong Kong.

(i) Haitian Garden
The Group successfully acquired a 20% equity stake in Zhuhai (Oriental) Blue Horrison Properties Company Limited ("ZOBHP") from Zhuhai Shining Metals Group Inc. on 8 January 2004. The acquisition made ZOBHP a wholly owned subsidiary of the Company and enabled the Group to own 100% equity interest in the project.

During the year under review, construction work of the Haitian Garden was held up due to a litigation and the Group had made a provision for net realisable value of the project of approximately HK$25.0 million in 2004 (2003: HK$11.3 million). As a result, segment loss rose to approximately HK$19.9 million in 2004 (2003: HK$10.9 million).

The Haitian Garden was repositioned as "The New Generation Panoramic Seaview Deluxe Apartments in Zhuhai" as recommended in a consultant research report. Its basement construction works had been completed, and superstructure works are expected to resume in the second half of 2005. The project is expected to obtain a permit for pre-sale by the end of 2005.

It is expected that the completion of the Hong Kong-Zhuhai-Macau Bridge and Guangzhou-Zhuhai Railway shall make commuting between Zhuhai, Hong Kong, Macau and the western parts of China more convenient and will help derive demand for properties there especially with Zhuhai's superior natural environment and the favourable policies implemented by its local government. Given that the prices of new flats in Zhuhai had been rising in 2004, this will facilitate the sale of the Haitian Garden, which is one of a very few luxury apartment projects available in the Zhuhai property market.

(ii) ONFEM Tower and other properties for leasing
Revenue from the property leasing business slightly decreased by 2% to approximately HK$10.6 million (2003: HK$10.8 million) during the year under review, and accounted for 12% of the Group's consolidated turnover (2003: 7%). The decrease was due to the expiry and renewal of the leases for some units in mid-2004. However, improvement in operational efficiency and a gain on revaluation of investment properties of approximately HK$23.0 million in the year under review (revaluation loss in 2003: HK$8.3 million) turned the Group's property leasing business around to a segment profit of approximately HK$30.7 million in 2004 (segment loss in 2003: HK$4.7 million).

In 2004, the average occupancy rate of the ONFEM Tower reached 92% (2003: 88%). Although the local office leasing market was on an up-trend since the second half of 2004, the Group did not benefit from this change because most of the ONFEM Tower's leases were signed in the past two years, and certain leases are of the duration of three years. In 2005, some of the leases are expected to expire and the Group is optimistic that the ONFEM Tower will maintain its present occupancy rate, gradually achieving increasing rental income in the second half of 2005.

Since the Group has appointed a renowned property management company to manage, inter alia, the leasing activities of the ONFEM Tower. A good quality tenant mix with more than half of the tenants being well-known multinational companies has been achieved for the ONFEM Tower. The Group will continue to improve the building's quality and image with the aim to enhancing future income.

D. Other Businesses
Greater Beijing First Expressways Limited ("First Expressways"), a major subsidiary of Greater Beijing Region Expressways Limited, of which the Group had made an equity investment, was wound up in June 2000, and its four toll road projects in Beijing were sold. The Group will continuously monitor the progress of the liquidation process and strive for the best interest of the Group.

Outlook
The Group has completed the restructuring and disposal of under-performing businesses and retained projects and assets that will contribute to future profit, thereby laying a solid foundation for steady development in the coming years. "Developing business and enhancing profits" will be the Group's key focus from now on. Leveraging on the strengths of the new controlling shareholder, China Minmetals Corporation, in China and the Group's business network and connections in Hong Kong, the Group intends to seize the enormous business opportunities in the rapidly growing China market, which is being fueled in particular by the 2008 Olympics Games in Beijing, the 2010 World Expo in Shanghai, and the Asian Games in Guangzhou. Focus will be placed on property development and the specialised construction contracting businesses. The Group will not only actively seek investment opportunities in projects in China with growth potential, but will also strive to expand through direct investments, and mergers and acquisitions in order to further enhance profitability and realise better returns to shareholders.

Furthermore, the Group is committed to realising the complementary advantages among all its subsidiaries to enhance their overall performance and profitability. The Group will also formulate strategic and development guidelines for all its subsidiaries with a view to providing higher quality products and services to customers. The Group will continue to further enhance corporate governance and transparency, devise effective corporate strategies, recruit high-caliber professionals, foster a positive corporate culture, and to build a distinguished corporate identity.

Liquidity and Financial Resources
As at 31 December 2004, the gearing ratio (total borrowings over shareholders' funds) of the Group reduced to 8% from 15% as at 31 December 2003. Cash and bank deposits (excluding pledged deposits) of the Group as at 31 December 2004 amounted to approximately HK$120.8 million (2003: HK$199.3 million), of which 56%, 14% and 30% (2003: 46%, 8% and 30%) are denominated in Hong Kong dollars, Renminbi ("RMB") and United States ("US") dollars respectively.

The Group obtained its source of fund through various means in order to maintain a balance between cost and risk. Apart from the fund generated from normal operations, the Group also obtained financial resources from bank borrowings and other borrowings, which amounted to approximately HK$36.4 million (2003: HK$66.7 million) and HK$6.7 million (2003: HK$4.6 million) respectively as at 31 December 2004. All of the borrowings are repayable within one year.

As at 31 December 2004, borrowings denominated in RMB were approximately RMB44.7 million (2003: RMB33.5 million) while the remaining balances were bank borrowings denominated in Hong Kong dollars. Except the bank borrowings denominated in Hong Kong dollars that were obtained by the Group at floating interest rates, all the Group's borrowings were on a fixed rate basis. For the year ended 31 December 2004, finance costs were reduced to approximately HK$1.4 million (2003: HK$4.9 million).

Capital commitments of the Group as at 31 December 2004 amounting to approximately HK$29.5 million (2003: HK$145.8 million), for properties under development, are to be financed by bank borrowings and internal funds.

Exposure to Fluctuation in Exchange Rates
Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars. Given that the foreign currency risk exposure is minimal during the year ended 31 December 2004, no respective hedging or other alternative measures were arranged by the Group. As at 31 December 2004, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

Charges on Group Assets
As at 31 December 2004, the Group pledged an investment property with the carrying amount of approximately HK$215.0 million (2003: HK$195.0 million) and fixed bank deposits of approximately HK$38.1 million (2003: HK$53.2 million) as securities for the Group's general banking facilities. Certain inventories of the Group were also held under trust receipt loan arrangements during the year ended 31 December 2004.

Contingent Liabilities
As at 31 December 2004, the Company had outstanding corporate guarantees provided to various banks in respect of banking facilities extended to certain existing subsidiaries amounting to approximately HK$21.6 million (2003: HK$54.9 million).

Employees
As at 31 December 2004, the Group employed 300 staff (2003: 309 staff). The total remunerations and benefits of the Directors and staff of the Group during the year were approximately HK$35.2 million (2003: HK$43.1 million). The Group adopts a remuneration policy in line with market practice.

SHARE OPTION SCHEME
The share option scheme of the Company ("Share Option Scheme") was adopted pursuant to a resolution passed on 29 May 2003 and will remain in force for 10 years from that date. The purpose of adopting the Share Option Scheme is to recognise and acknowledge the contributions that the eligible person had made or may from time to time make to the Group, whether in the past or in the future. Details of the Share Option Scheme will be set out in the 2004 annual report of the Company.

As at 31 December 2004, the outstanding share options granted under the Share Option Scheme were 20,900,000.

CLOSURE OF REGISTER OF MEMBERS
The register of members of the Company will be closed from Friday, 20 May 2005 to Thursday, 26 May 2005 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for attending the annual general meeting of the Company, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 19 May 2005.

CODE OF BEST PRACTICE
Throughout the year ended 31 December 2004, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") in force up to 31 December 2004 except that the independent non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the existing bye-laws of the Company.

PROPOSED ADOPTION OF NEW BYE-LAWS
In November 2004, The Stock Exchange of Hong Kong Limited ("Stock Exchange") made amendments to the Listing Rules which came into effect on 1 January 2005. Amongst the various changes, a Code on Corporate Governance Practices ("Code") was adopted. The Code sets out principles of good corporate governance and two levels of recommendations, being code provisions and recommended best practices. Issuers such as the Company are expected to comply with, but may choose to deviate from the code provisions whereas the recommended best practices are for guidance only. The Company is intent on implementing the code provisions of the Code to the extent that it is reasonably practicable and in the interest of the Company to do so. In this connection, it is proposed that certain provisions of the existing bye-laws of the Company be changed to the effect that,

(a) all directors, whether they be appointed by the Directors or the shareholders in general meeting, to fill a casual vacancy should be subject to election by shareholders at the first annual general meeting after their appointment; and

(b) to the extent permissible under Bermuda law, all directors should be subject to retirement by rotation at least once every three years.

It is also proposed that other code provisions of the Code will be implemented through changes to the Company's internal corporate governance guidelines.

Furthermore, the existing bye-laws of the Company were adopted in November 1991 and numerous amendments have been made to the bye-laws since its adoption. The Directors consider that it would be appropriate for the Company to adopt new bye-laws that reflect the abovementioned requirements under the Code and the Listing Rules and incorporate all of the amendments which have already been made to the bye-laws since 1991.

The proposed adoption of new bye-laws of the Company is subject to the approval of the shareholders of the Company at the annual general meeting to be held on 26 May 2005.

AUDIT COMMITTEE
The audit committee of the Company comprises three independent non-executive Directors namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria. The audit committee has reviewed with the auditors the audited accounts for the year ended 31 December 2004 and has also discussed auditing, internal control and financial reporting matters including the review of accounting practices and principles adopted by the Group.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES
Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company's listed securities during the year.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE
Financial and other information in respect of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules in force up to 30 March 2004 will be published on the website of the Stock Exchange at the appropriate time.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 15 April 2005
website: http://www.onfem.com

As at the date of this announcement, the Directors comprise eight Directors, of which five are executive Directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive Directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.